Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

FINANCIERE ELITECH SAS,

NANOGEN, INC.,

EPOCH BIOSCIENCES, INC.,

AND

NANOTRONICS, INC.

May 13, 2009

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS AND INTERPRETATION	2

1.1	Definitions.	2
1.2	Interpretation	10

ARTICLE 2	PURCHASE AND SALE OF ASSETS	10

2.1	Purchased Assets	10
2.2	Deletion of Purchased Assets	13
2.3	Retained Assets	13

ARTICLE 3	ASSUMPTION OF LIABILITIES	14

3.1	Assumed Liabilities	14
3.2	Excluded Liabilities	14

ARTICLE 4	CONSIDERATION	14

4.1	Purchase Price	14
4.2	Allocation of Purchase Price	15
4.3	Alternative Transaction Provisions	16

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF SELLERS	17

5.1	Organization; Corporate Power of Sellers	17
5.2	Enforceability	17
5.3	No Conflicts; Consents	17
5.4	Intellectual Property	18
5.5	Changes	22
5.6	Tax Matters	23
5.7	Assets Generally	24
5.8	Legal Compliance	24
5.9	Permits	24
5.10	Contracts	24
5.11	Powers of Attorney	25
5.12	Legal Proceedings	26
5.13	Brokers’ Fees	26
5.14	Customers and Suppliers	26
5.15	Warranty Claims	26
5.16	Product Liability	27
5.17	Accounts Receivable	27
5.18	Prepayments, Prebilled Invoices and Deposits	27
5.19	Insurance	27
5.20	Employees and Subcontractors	27
5.21	Employee Benefits	28
5.22	Environmental Matters	28

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5.23	Certain Business Relationships with Affiliates	28
5.24	Books and Records	29
5.25	Deposit	29
5.26	Disclosure	29
5.27	Disclaimer of Additional Warranties	29
5.28	BCC Involvement	29

ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF BUYER	29

6.1	Organization and Power	29
6.2	Enforceability	30
6.3	Consents	30
6.4	No Conflicts	30
6.5	Legal Proceedings	30
6.6	Brokers’ Fees	30
6.7	Financing	30

ARTICLE 7	CONDITIONS TO CLOSING	31

7.1	Conditions to Buyer’s Obligations	31
7.2	Conditions to Sellers’ Obligations	32

ARTICLE 8	COVENANTS	33

8.1	Ordinary Course of Business	33
8.2	Conduct of Business	33
8.3	Access	35
8.4	Employee Matters	36
8.5	Third Party Consents	36
8.6	Adequate Assurances Regarding Assumed Contracts	37
8.7	Cure Amounts	37
8.8	Use of “Nanogen”	37
8.9	Publicity	37
8.10	Expenses	37
8.11	Further Assurances	37

ARTICLE 9	CLOSING AND TERMINATION	38

9.1	Closing	38
9.2	Termination	38
9.3	Effect of Termination	40
9.4	Limitation of Liability	40

ARTICLE 10	TAX MATTERS	40

10.1	Filing of Returns	40
10.2	Transaction Taxes	40
10.3	Tax Prorations	41
10.4	Tax Refunds	41

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ARTICLE 11	AUCTION PROCESS	42

ARTICLE 12	GENERAL PROVISIONS	42

12.1	Bankruptcy Court Approval	42
12.2	Notices	43
12.3	Survival of Representations, Warranties, Covenants and Agreements	44
12.4	Binding Effect	44
12.5	Exhibits and Schedules	44
12.6	Counterparts	44
12.7	Governing Law	44
12.8	Waivers	45
12.9	Modification	45
12.10	Assignment	45
12.11	Entire Agreement	45
12.12	Enforcement	45
12.13	Access to Books and Records	45
12.14	Severability	46
12.15	No Third-Party Rights	46

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is made as of May 13, 2009 (the “Effective Date”) by and among Financière Elitech SAS, a société par actions simplifiée formed under the laws of France (“Buyer”), Nanogen, Inc., a Delaware corporation (“Nanogen”), Epoch Biosciences, Inc., a Delaware corporation and wholly-owned subsidiary of Nanogen (“Epoch”), and Nanotronics, Inc., a California corporation and wholly-owned subsidiary of Nanogen (“Nanotronics” and, collectively with Nanogen and Epoch, the “Sellers” and each a “Seller”). Buyer and Sellers are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.” All terms used below without definition are defined in Article 1 hereof.

PRELIMINARY STATEMENTS

A. Nanogen, Epoch and Nanotronics anticipate that in the near future they will file voluntary petitions commencing cases under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. They also anticipate that the cases will be jointly administered. Such cases are referred to in this Agreement collectively as the “Chapter 11 Case,” and the court in which the Chapter 11 Case will be pending is referred to as the “Bankruptcy Court.”

B. Sellers desire to sell, transfer, convey, assign and deliver to Buyer, in accordance with Sections 363 and 365 and the other applicable provisions of the Bankruptcy Code, all of the Purchased Assets upon the terms and subject to the conditions set forth in this Agreement.

C. Each of the Parties contemplates that the Purchased Assets will be sold pursuant to a Sale Order, and such order will authorize and direct the assumption and assignment by each Seller, as appropriate, of the Assumed Contracts under Section 365 of the Bankruptcy Code and the terms and conditions of this Agreement.

D. Subject to the Bankruptcy Court’s (1) approval of certain bid procedures (“Bid Procedures”) for the sale of the Purchased Assets pursuant to an auction (the “Auction”), (2) issuance of the Bid Procedure Order, and (3) issuance of the Sale Order, which Sale Order shall be a Final Order and, inter alia, incorporate the terms of this Agreement, Buyer will purchase from Sellers, and Sellers will sell, transfer, convey, assign and deliver to Buyer all of the Purchased Assets upon the terms and subject to the conditions set forth in this Agreement.

E. Buyer is entering into employment agreements (“Employment Agreements”) with the individuals listed on Exhibit A (the “Transferred Employees”) simultaneously with the execution and delivery of this Agreement, which, subject to the Closing and the consummation of the Contemplated Transactions, shall be effective as of the Closing Date.

F. Buyer, Nanogen and the shareholders of Buyer are entering into a mutual termination agreement and release simultaneously with the execution and delivery of this Agreement terminating that certain Share Exchange Agreement by and among Nanogen, Buyer and the shareholders of Buyer dated as of August 14, 2008.

G. In order to make a single bid for the Purchased Assets, Buyer has entered into an agreement with The Bay City Capital Fund V, L.P. (together with its Affiliates, “BCC”) pursuant to which BCC will finance a portion of the Purchase Price (provided that Buyer remains obligated to pay the full amount of the Purchase Price subject to the terms of this Agreement) and receive immediately subsequent to the Closing title to certain of the Purchased Assets, license to use certain of the Purchased Assets, and assignments of certain Contracts.

H. The Parties have agreed on the terms and conditions of a sale and assignment of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing Preliminary Statements, and of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which each of the Parties hereby acknowledges, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions.

Accounting terms used and not otherwise defined in this Agreement shall have the meanings given to them under GAAP. When used in this Agreement, the following terms in all of their tenses and cases shall have the meanings assigned to them below or elsewhere in this Agreement as indicated below:

“9.75% Convertible Notes” means, collectively, those certain promissory notes entitled “Senior Secured Convertible Note” and “Amended and Restated Senior Secured Convertible Note”, in favor of the Investors, as applicable, dated August 14, 2008, in the aggregate original principal amount of $16,245,224.98.

“Acquisition Proposal” means a proposal relating to any merger, consolidation, business combination, sale, license or other disposition of any assets, rights or properties of Sellers or any of their respective assets pursuant to one or more transactions, sale of 50% or more of the outstanding shares of capital stock of any Seller (including by way of a tender offer) or similar transaction involving one or more third parties and any Seller.

“Affiliate” of any Person means any Person directly or indirectly controlling, controlled by or under common control with any such Person and any officer, director or controlling Person of such Person. For purposes of this definition, “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Allocation” is defined in Section 4.2.

“Alternative Transaction” means (i) a transaction involving the sale of all of the Purchased Assets contemplated by an Acquisition Proposal from a third party, or (ii) a plan of reorganization of any Seller not involving the sale of the Purchased Assets to Buyer or any third-party investor.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement executed by Buyer and Sellers, substantially in the form attached to this Agreement as Exhibit B.

“Assumed Contracts” is defined in Section 2.1(j).

“Assumed Liabilities” is defined in Section 3.1.

“Auction” is defined in the Preliminary Statements.

“Bankruptcy Code” means Title 11 of the United States Code, as amended, 11 U.S.C. §§ 101, et seq.

“Bankruptcy Court” is defined in the Preliminary Statements.

“BCC” is defined in the Preliminary Statements.

“Bid Letter” or “Bid Letters” means those certain letter agreements entered into on August 14, 2008 between Buyer and each initial holder of Nanogen’s senior secured convertible bridge notes, pursuant to which Buyer agreed that upon an event of default under any such convertible bridge note or certain other senior convertible notes of Nanogen and the request of specified parties, Buyer would deliver a firm, binding irrevocable bid to acquire all of the NAD Quotas in an amount of at least seven million Euros (€7,000,000).

“Bid Procedures” is defined in the Preliminary Statements.

“Bid Procedures Order” means an order of the Bankruptcy Court substantially in the form attached as Exhibit C, which authorizes and approves, among other things: (i) the Break-up Fee and all other payments to Buyer arising under Section 9.3 as obligations of Sellers having super-priority as administrative expenses under Section 364(c)(1) of the Bankruptcy Code in the Chapter 11 Case; (ii) Buyer’s designation as the stalking horse bidder; (iii) the setting of a deadline for the filing of objections to the entry of the Sale Order; (iv) scheduling the Auction; (v) scheduling the sale hearing; (vi) providing for competitive bidding procedures pursuant to which competing offers may be solicited, made and accepted, including, without limitation, the bid protections and procedures set forth in Article 11 of this Agreement; and (vii) approving and implementing the provisions of Section 4.3.

“Bill of Sale” means a bill of sale executed by each Seller, substantially in the form attached to this Agreement as Exhibit D.

“Break-up Fee” is defined in Section 9.3(b).

“Business” means all the operations carried on by Sellers up to the date hereof and all assets including products, components, regulatory filings, Contracts and Intellectual Property associated with the business of the Sellers, including the Molecular Diagnostics Business and the Point of Care Business.

“Business Day” means any day other than a Saturday, Sunday or any other day that banks located in Wilmington, Delaware, San Diego, California, or Paris, France are authorized or required by law to close.

“Buyer” is defined in the Preamble.

“Buyer Bridge Note” means that certain promissory note of Nanogen in favor of Buyer dated August 14, 2008 in the original principal amount of $3,000,000.

“Chapter 11 Case” is defined in the Preliminary Statements.

“Claim” means any claim, Lien, indenture, escrow, right of first refusal, Order or other Liability (whether arising by Contract or by operation of Law).

“Closing” and “Closing Date” are defined in Section 9.1.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including the Chapter 11 Case.

“Contract” means any written commitment, understanding, instrument, lease, pledge, mortgage, indenture, license, agreement, purchase or sale order, promise or similar arrangement evidencing or creating any legally binding obligation.

“Convertible Notes Investors” means, collectively, those certain lenders named as “Holder” on the 9.75% Convertible Notes.

“Cure Costs” means (i) all amounts necessary to cure any default on the part of any Seller under an Assumed Contract, which amounts must be paid to the nondebtor under such Assumed Contract, or with respect to which adequate assurance of prompt delivery by such Seller must be provided in accordance with Section 365(a) of the Bankruptcy Code, and (ii) all amounts which must be paid to a nondebtor as a prerequisite for such nondebtor’s consent to the assumption and assignment of an Assumed Contract, all as identified on Schedule 8.7, or in any Order of the Bankruptcy Court.

“Delta Point” means Delta Point Cardiac Diagnostic, Inc., an international business company formed under the laws of Barbados.

“Effective Date” is defined in the Preamble.

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” or other employee benefit plan (as defined in Sections 3(1) or 3(3) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation or benefits to any employees, including insurance coverage, cafeteria plan benefits, severance benefits, change of control, retention, performance, holiday pay, vacation pay, fringe benefit, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, that any Seller or its ERISA Affiliates maintains or to which any of them contributes.

“Employment Agreements” is defined in the Preliminary Statements.

“Epoch” is defined in the Preamble.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other corporation or trade or business under common control with Seller as determined under Section 414(b), (c) or (m) of the Internal Revenue Code.

“Final Order” means an Order of the Bankruptcy Court that has not been stayed and as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or motion for reargument, rehearing or relief from judgment is then pending and, in the event that any appeal, writ for certiorari, or reargument or rehearing thereof has been sought, such Order of the Bankruptcy Court shall have been upheld by the highest court to which such Order was appealed, or from which certiorari, reargument or rehearing was sought and the time to take any further appeal, petition for certiorari, or motion for reargument or rehearing shall have expired; provided, however, that merely because Rule 9024 of the Federal Rules of Bankruptcy Procedure provides that a motion under Rule 60 of the Federal Rules of Civil Procedure can be filed after such date shall not prevent such Order from being a Final Order.

“Former Nanogen Employee” is defined in Section 8.4(a).

“GAAP” means generally accepted accounting principles, as in effect in the United States from time to time and consistently applied.

“Governmental Approvals” means any approval, consent, permit, license, waiver, or other authorization issued, granted, given or otherwise made available by or under any Governmental Authority or pursuant to any Law.

“Governmental Authority” means any foreign, federal, state, regional or local authority, agency, body, court or instrumentality, regulatory or otherwise, which, in whole or in part, was formed by or operates under the auspices of any foreign, federal, state, regional or local government.

“Harmful Code” means any computer code or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any software or hardware or other business processes or to misuse, gain unauthorized access to or misappropriate any business or personal information, including worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command.

“Intellectual Property” means any and all (i) trade names, trademarks, service marks, mask works and all registrations and applications for any of the foregoing; (ii) works of authorship, all copyrights related thereto and all registrations and applications therefor; (iii) inventions, formulations, discoveries, designs, industrial models, and all United States and foreign patent rights covered by, disclosed in, or otherwise related thereto, all registrations and applications therefor, and all reissues, divisions, continuations-in-part, re-examinations and extensions thereof, (iv) goodwill associated with the foregoing, and (v) undocumented intellectual property, including know-how, trade secrets, processes, technology, discoveries, unpatented inventions and designs, software, formulae, procedures and other intellectual property, documentation relating to any of the foregoing, shop rights and the right to apply for patent, design or similar protection therefor anywhere in the world.

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“Inventory” means all inventory of either Seller, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by such Seller in the production of finished goods related to the Business.

“Investor Bridge Notes” means those certain promissory notes in favor of the Investors, as applicable, dated August 14, 2008, in the aggregate original principal amount of $5,000,000.

“Investors” means, collectively, those certain lenders named as “Holder” on the Investor Bridge Notes.

“Knowledge” of a Person or any similar phrase means, with respect to any fact or matter, the knowledge of such Person or the directors and executive officers of such Person and, with respect to the Knowledge of Sellers, also means the knowledge of Messrs. Merl Hoekstra, Walter Mahoney and Fabrizio Gatti.

“Law” means any federal, state, regional, local or foreign law, rule, statute, ordinance, rule, Order or regulation.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation threatened, commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liability” means any liability, debt, responsibility or obligation of any kind (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Lien” means any lien, charge, mortgage, covenant, easement, adverse claim, encumbrance, restriction, security interest, pledge, or title defect, whether arising by Contract or by operation of Law.

“Limited Guaranty” means that certain limited guaranty dated August 14, 2008, pursuant to which Buyer agreed to guarantee certain of Nanogen’s obligations under the Investor Bridge Notes, including payment of principal amount not to exceed five million dollars ($5,000,000) and certain interest payments.

“Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, is or could reasonably be expected to be (whether or not such result, occurrence, condition, fact, change, violation, event or effect has, during the period or at any time in question, manifested itself in the historical financial statements of Nanogen or Epoch) materially adverse to (A) the business, operations, assets, liabilities, condition (financial or other) or results of operations of the Business taken as a whole, or (B) the ability of any Seller to perform its obligations under this Agreement or consummate the Contemplated Transactions; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect on any Seller: (i) any changes affecting the industry in which the Business operates that do not have a disproportionate impact in any material respect on the Business, (ii) any changes in general economic conditions or the capital markets that do not disproportionately impact in any material respect the Business, (iii) the taking of any action required by this Agreement or to which Buyer has given its written consent, (iv) any changes or effects that Sellers can demonstrate are primarily attributable to the commencement, announcement or the pendency of the Contemplated Transactions, including disruption or loss of customers, business partners, suppliers or employee relations, (v) any noncompliance with the terms of the Nanogen Convertible Notes, (vi) any change in the cash reserves of Nanogen or (vii) any noncompliance with the terms of the Nanogen Convertible Notes.

“Material Assumed Contracts” is defined in Section 2.1(j).

“Mirina” means Mirina Corporation, a Delaware corporation.

“Mirina Stock” is defined in Section 2.1(b).

“Molecular Diagnostics Business” means all the operations carried on by Sellers up to the Effective Date and assets including products, components, regulatory filings, Contracts and Intellectual Property associated with the development, production, distribution and sale of products relating to research and diagnostic testing based on amplification and detection of nucleic acid carried out by Nanogen, NAD and Epoch, including the product lines Q-PCR Alert and PCR Alert.

“NAD” means Nanogen Advanced Diagnostics S.r.l., a società a responsabilità limitata formed under the laws of Italy.

“NAD Intercompany Receivable” means the accumulated intercompany debt associated with the purchase of Intellectual Property and operational activities between NAD and Nanogen, as reflected in the Nanogen/Epoch March 31 Balance Sheet and the Nanogen/Epoch Closing Date Balance Sheet.

“NAD Quotas” is defined in Section 2.1(a).

“Nanogen” is defined in the Preamble.

“Nanogen Convertible Notes” means, collectively, Nanogen’s senior secured convertible bridge notes, 9.75% senior secured convertible notes, 6.25% senior convertible notes, and 9.75% amended and restated senior secured convertible notes.

“Nanotronics” is defined in the Preamble.

“New Bidder” is defined in Section 4.3(a).

“Nexus Real Property Lease” means that certain real property lease agreement dated February 25, 2000, by and between Nexus Canyon Park LLC (“Nexus”), and Epoch f/k/a Epoch Pharmaceuticals, Inc., a Delaware corporation, as amended by the First Amendment to Lease dated April 15, 2003 between Nexus and Epoch.

“Order” means any order, judgment, injunction, award, decree or writ rendered or issued by, or emanating from, any Governmental Authority.

“Party” and “Parties” are defined in the Preamble.

“Periodic Taxes” is defined in Section 10.3.

“Permitted Liens” means easements and other non-material encumbrances on real property that run with the land.

“Person” means any individual, corporation, partnership, limited liability company, association or any other entity or organization.

“PGx Interest” is defined in Section 2.1(n).

“Point of Care Business” means all the operations carried on by Sellers up to the Effective Date and assets including products, components, regulatory filings, Contracts and Intellectual Property associated with the development, production, distribution and sale (whether such activities are being carried out by Sellers at a Sellers’ facilities located in Toronto, Canada, San Diego, California or elsewhere) of rapid qualitative tests for cardiac markers, rapid quantitative tests for cardiac markers, rapid tests for infectious disease, or other rapid testing, including Intellectual Property associated with stroke, traumatic brain injury and other diseases; the Vyent, Cardiac STATus and Decision Point product lines; and the NeXus Dx platform.

“Proration Periods” is defined in Section 10.3.

“Purchase Price” is defined in Section 4.1.

“Purchased Assets” is defined in Section 2.1.

“Purchased Intellectual Property” is defined in Section 2.1(c).

“Recognomics” means Nanogen Recognomics GmbH, a majority-owned subsidiary of Nanogen formed under the laws of Germany.

“Registered Intellectual Property” means Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any Governmental Authority or quasi-governmental agency or non-governmental registrar (whether provisional, supplemental, or otherwise), anywhere in the world.

“Retained Contracts” means all Contracts to which any Seller is a party and which are not specifically defined as Assumed Contracts, including the Toronto Lease and the San Diego Lease.

“Sale Date” means the date that the Sale Order is entered on the Bankruptcy Court’s docket.

“Sale Order” means the Order of the Bankruptcy Court substantially in the form of Exhibit E (with only such material changes as are approved by Buyer and Sellers, which approval shall not be unreasonably withheld), to be issued by the Bankruptcy Court pursuant to Sections 363 and 365 of the Bankruptcy Code (i) approving this Agreement and the Contemplated Transactions, (ii) approving the sale of the Purchased Assets to Buyer free and clear of all Liens other than Permitted Liens pursuant to Section 363(f) of the Bankruptcy Code, (iii) approving the assumption and assignment to Buyer of any Assumed Contracts, effective upon the Closing of the Contemplated Transactions and subject to Buyer’s rights in Section 2.2, and finding that all Cure Costs have been satisfied, (iv) finding that Buyer is a good faith purchaser entitled to the protections of Section 363(m) of the Bankruptcy Code, (v) finding that Buyer is relying on having, immediately after Closing, ownership of the Purchased Assets free and clear of all Liens, other than Permitted Liens, and that Buyer would not pay the Purchase Price if it were not receiving for such consideration all of the Purchased Assets free and clear of all Liens, other than Permitted Liens, and (vi) finding that if the Purchased Assets are not free and clear of all Liens, other than Permitted Liens, upon Closing, then the consideration for the Contemplated Transactions will fail, and the Purchase Price, if paid, will be returned to Buyer.

“San Diego Lease” means the Standard Industrial/Commercial Single-Tenant Lease-Net between Nanogen, Inc. and LMP Properties LTD., dated June 29, 1994 as amended by First Amendment to Lease between Kilroy Realty, L.P. and Nanogen, Inc., dated March 14, 2001.

“SEC” is defined in Section 5.15.

“Sellers” is defined in the Preamble.

“Tangible Personal Property” is defined in Section 2.1(e).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Internal Revenue Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Returns” means any return, report or declaration filed with or submitted to any Governmental Authority in connection with the assessment, collection or payment of any Tax.

“Third-Party Intellectual Property” is defined in Section 5.4(b).

“Toronto Lease” means the Lease between 1159006 Ontario Limited and Nanogen, Inc. (o/a Point of Care Diagnostics Division), dated April 19, 2007.

“Transaction Taxes” is defined in Section 10.2.

“Transferred Employees” is defined in the Preliminary Statements.

“Treasury Regulations” means temporary and final regulations promulgated under the Internal Revenue Code by the United States Department of the Treasury (including corresponding provisions of succeeding regulations).

1.2 Interpretation. When a reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to a Section, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Unless otherwise indicated, all references to dollars refer to United States dollars. The Parties acknowledge that all Parties have participated in the drafting and preparation of this Agreement and agree that any rule of construction to the effect that ambiguities are to be construed against the drafting party shall not be applied to the construction or interpretation of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.1 Purchased Assets. Subject to the terms and conditions of this Agreement and the approval of this Agreement by the Bankruptcy Court and the entry of a Sale Order that is a Final Order, and pursuant to Sections 363 and 365 of the Bankruptcy Code, effective as of the Closing, Sellers shall sell, transfer, convey, assign and deliver to Buyer or Buyer’s designee, free and clear of all Liens except the Permitted Liens, and Buyer shall purchase, all of Sellers’ respective right, title and interest in and to all of the assets owned by Sellers and used in the Business, including the following assets owned by Sellers (collectively, the “Purchased Assets”):

(a) NAD Quotas. All of the quotas representing the entire outstanding capital stock of fifty thousand Euros (€ 50,000) of NAD (the “NAD Quotas”);

(b) Mirina Stock. One million three hundred thousand (1,300,000) shares of common stock, par value $0.001 per share, of Mirina issued to Nanogen as partial consideration for that certain License and Supply Agreement dated August 5, 2008 by and among Nanogen, Epoch and Mirina (the “Mirina Stock”).

(c) Intellectual Property. All Intellectual Property owned by, or licensed to, the respective Sellers that is used in the Business, including the Intellectual Property listed and described in Schedule 2.1(c) (collectively, the “Purchased Intellectual Property”);

(d) Names. Web sites and contact information to the extent relating to the Business; all corporate and trade names used at any time by Sellers relating to the Business, including the name “Nanogen”; all Internet domain names in all forms that include in whole or in part any words consisting of or similar to the names set forth in Schedule 2.1(d) and all content in electronic and other forms with respect to Sellers’ Internet web sites relating to the Business; and all telephone and facsimile numbers and post office boxes used by Sellers relating to the Business;

(e) Tangible Personal Property. All design, manufacturing, laboratory, test, and other tools; all machinery, equipment, furniture, fixtures, tools, spare parts, supplies, maintenance equipment and materials; all computers, servers, routers, and other computer networking components; and all other items of tangible personal property of every description that are used in the Business (collectively, the “Tangible Personal Property”), other than as set forth on Schedule 2.1(e);

(f) Inventory and Supplies. To the extent relating to the Business, all Inventory and supplies of Sellers including all hardware, software, devices, tools, and other products of every kind held for sale, license or other form of distribution to customers in whatever form and media, work-in-progress, office supplies, and goods shipped from vendors on or prior to the Closing Date but not yet received by Sellers;

(g) Receivables and Prepaids. To the extent relating to the Business, all accounts receivable, the NAD Intercompany Receivable, general intangibles, deposits (including the deposit for the Nexus Real Property Lease), refunds, unbilled costs and fees, any items prepaid by any Seller, rights of set-off, promissory notes and other obligations of any kind payable to Sellers, coverage and other rights under any insurance policies, and other receivables of any kind;

(h) Records. All of the charters, minute books and any qualifications to conduct business as a foreign corporation for NAD, customer, supplier and accounting records, catalogues and sales literature, marketing material (including design, graphics, and artwork), forms, technical, production and customer manuals, correspondence, production records, employment records of Former Nanogen Employees (to the extent permitted by Law), financial statements and information, and any other files, records, or information possessed by Sellers, wherever located and whether in paper, electronic or other form, to the extent they relate to any or all of the assets otherwise described in this Section 2.1 or the Business;

(i) Leased Real Property. All of Sellers’ respective interests as tenant in the Nexus Real Property Lease;

(j) Contracts and Licenses. To the extent relating to the Business, and to the extent transferable by their terms or pursuant to any consent or notice obtained in connection with this Agreement or the Sale Order, all rights and benefits under all Contracts, Governmental Approvals, and other documents, commitments, arrangements, undertakings, or authorizations, including the Nexus Real Property Lease, and Contracts listed in Schedule 2.1(j) (collectively, the “Assumed Contracts”) (such Contracts listed in Sections 5.4(b), 5.4(h), and 5.10(c) of Sellers’ Disclosure Schedule, as well as the Nexus Real Property Lease, are collectively referred to in this Agreement as the “Material Assumed Contracts”);

(k) Litigation Claims. Other than (x) as set forth in Schedule 2.1(k) and (y) the avoidance actions described in Section 2.3(d), any and all claims, demands, rights defenses, actions, causes of action, suits, Contracts, obligations, accounts, defenses, offsets, powers, privileges, licenses and franchises of any kind or character whatsoever, known or unknown, suspected or unsuspected, whether arising prior to, on or after the date on which the Chapter 11 Case is commenced, in contract or in tort, at law or in equity, or under any other theory of law, held by Sellers or their estates against any Person, including (i) rights of setoff, counterclaim, or recoupment, and claims on contracts or for breaches of duties imposed by Law and (ii) such claims and defenses as fraud, mistake, duress and usury.

(l) Protective Rights. To the extent relating to the Business, all assignable rights (but no Liabilities) conferred in favor of Sellers by Sellers’ predecessors, stockholders, employees, or other Persons, which rights (i) impose obligations of confidentiality, non-disclosure, or assignment of Intellectual Property rights to or for the benefit of Sellers, (ii) provide any term of express or implied indemnity, warranty, guaranty or similar rights arising from or relating to any of the assets listed in this Section 2.1, or (iii) limit competition or non-solicitation of Sellers’ respective employees or customers;

(m) Insurance Policies. Other than as set forth in Schedule 2.1(m), all insurance policies of each Seller and all rights thereunder (including any and all insurance refunds owed or claims made under such policies on or before the Closing Date relating to the Purchased Assets);

(n) Other Equity Interests. All equity interests owned by the Sellers in (i) Recognomics, (ii) Pharmacogenetics Diagnostics Laboratory LLC (the “PGx Interest”), and (iii) Delta Point; and

(o) General. All other tangible and intangible personal property wherever located to the extent used by Sellers in connection with any or all of the assets listed above or the Business; provided, however, that in no event shall Purchased Assets include Retained Assets.

2.2 Deletion of Purchased Assets. At any time prior to the Closing Date, and upon giving at least five (5) Business Days’ prior written notice to Sellers, Buyer shall have the right, in its sole discretion, to delete in whole or part any of the Purchased Assets and not acquire such deleted Purchased Assets at Closing; provided, however, that no adjustment shall be made to the Purchase Price as a result of any such deletion unless such deletion is a result of Buyer’s purchase of the NAD Quotas due to any Person’s exercise of rights under the Bid Letters, in which case the Purchase Price shall be reduced dollar for dollar by the amount of the purchase price bid and paid by Buyer for the NAD Quotas pursuant to an agreement other than this Agreement. If required pursuant to the Bid Letters, for purposes of converting the purchase price for the NAD Quotas from Euros to Dollars, the Parties will use the exchange rate as published in The Wall Street Journal on the Business Day immediately preceding the date on which such purchase price is actually paid by Buyer.

2.3 Retained Assets. Notwithstanding anything to the contrary in this Agreement, Sellers shall not sell, transfer, convey, assign or deliver and Buyer shall not purchase or acquire any assets of Sellers other than the Purchased Assets as described in this Agreement and the related schedules, including the assets set forth in Schedule 2.3. Without limiting the generality of the foregoing, Buyer shall not acquire any assets of Sellers that do not relate to the Business, including the following:

(a) Retained Contracts. All rights of Sellers under or pursuant to this Agreement (including the Purchase Price) and the Schedules attached to this Agreement, any other Contracts entered into by Sellers with Buyer pursuant to this Agreement, and the Retained Contracts;

(b) Certain Records. The charter, minute book, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, personnel records, stock records and Tax Returns of Nanogen and other similar books and records, financial records, books of account, bank and brokerage records and statements for Affiliates of Nanogen other than Epoch and NAD;

(c) Equity Interests. Any equity interests or other ownership interests in Sellers and their Affiliates (including Nanogen Point of Care, Inc.) other than the NAD Quotas, the Mirina Stock, Recognomics, the PGx Interest and Delta Point;

(d) Avoidance Actions. All of Sellers’ claims or causes of action under Chapter 5 of the Bankruptcy Code;

(e) Cash and Cash Equivalents. All of Sellers’ cash and cash equivalents (it being agreed that (i) cash or cash equivalents held by NAD, and (ii) cash received by any Seller from and after the Effective Date and prior to the Closing as (y) a prepayment of royalties related to any Purchased Intellectual Property made outside the ordinary course of business and specifically excluding any proceeds of the License Agreement with Life Technologies or (z) a prepayment relating solely to work to be performed by Buyer or its designee subsequent to Closing, shall not be considered a Retained Asset);

(f) Receivables; Deposits. All of Sellers’ accounts receivable from employees of the Sellers other than Former Nanogen Employees, and all deposits related to the San Diego Lease and the Toronto Lease; and

(g) Tax Claims. All Tax Claims which any Seller or any Affiliate of any Seller may have against any Governmental Authority for refund or credit of any type with respect to Taxes applicable to the Business for periods ending on or prior to the Closing Date, including any Tax refund due to Sellers with respect to periods ending on or prior to the Closing Date.

ARTICLE 3

ASSUMPTION OF LIABILITIES

3.1 Assumed Liabilities. Notwithstanding anything to the contrary in this Agreement, Sellers shall not sell, transfer, convey, assign or deliver and Buyer shall not purchase, acquire or assume any Liabilities or other obligations of any Seller or of any Seller’s respective Affiliates (other than NAD) other than the Assumed Liabilities as specifically described in this Agreement. Without limiting the generality of the foregoing, upon the terms and subject to the conditions of this Agreement, Buyer shall assume, pay, perform and discharge when due, effective as of the Closing Date and thereafter, only the following Liabilities (collectively, the “Assumed Liabilities”):

(a) Assumed Contracts. All of the Liabilities under the Assumed Contracts arising from and after the Closing Date, but only after any and all Cure Costs have been paid or adequately reserved for by Sellers pursuant to Section 4.1 of this Agreement. Sellers shall be responsible for the payment, performance and discharge when due of the Liabilities under the Assumed Contracts arising prior to the Closing Date; and

(b) Former Nanogen Employee Liabilities. All Liabilities for accrued vacation of the Former Nanogen Employees, subject to the limits set forth in Sellers’ Employee Benefit Plans and Section 8.4(a), but expressly excluding any Liabilities for bonuses accrued and payable to any Former Nanogen Employees or any other employees of Sellers.

3.2 Excluded Liabilities. Each Seller shall retain all Liabilities not specifically included in the Assumed Liabilities, and Buyer shall have no obligation whatsoever to pay, perform or discharge when due such Excluded Liabilities.

ARTICLE 4

CONSIDERATION

4.1 Purchase Price. The total consideration to be paid by Buyer to Sellers for the Purchased Assets is twenty-five million six hundred eighty-five thousand dollars ($25,685,000) (the “Purchase Price”), which shall be in the following form: (i) the payment to Sellers in cash in an amount equal to twenty-one million five hundred nine thousand thirteen dollars ($21,509,013), (ii) the credit bid amount of four million one hundred seventy-five thousand nine hundred eighty-seven dollars ($4,175,987) based on debt owed by Nanogen to Buyer as of the Effective Date, and (iii) the assumption by Buyer of the Assumed Liabilities. Notwithstanding the foregoing, if any Person exercises its rights under the Limited Guaranty between the Effective Date and the Closing, then the cash portion of the Purchase Price as set forth in clause (i) of the preceding sentence shall be reduced dollar for dollar by the amount that

Buyer is required to pay under the Limited Guaranty, and the credit bid portion of the Purchase Price as set forth in clause (ii) of the preceding sentence shall be increased dollar for dollar by any such amount. Sellers shall be responsible for paying any Cure Costs under the Assumed Contracts on or prior to the Closing Date.

4.2 Allocation of Purchase Price. (a) Within 90 days following the Closing Date, Sellers and Buyer shall each prepare, in accordance with Internal Revenue Code Section 1060 and the applicable Treasury Regulations and any comparable provisions of Law, as appropriate, their proposed allocation, including Internal Revenue Service Form 8594 (the “Allocation”), in respect of the Purchased Assets that such Party intends to use in connection with its Tax Returns, and shall provide the other Party with a copy of same. Each Party agrees to consider any comments received within the following 30-day period from any other Party regarding such Party’s proposed Allocation, and shall furnish the other Parties with such cooperation and existing information as is reasonably requested by the other Parties in connection therewith. Notwithstanding the foregoing, nothing herein shall require the Parties to agree upon their respective Allocations, and the Parties specifically acknowledge that, to the extent that they cannot agree, the Allocations submitted to the Internal Revenue Service on their respective Forms 8594 may in fact be inconsistent.

(b) Notwithstanding anything herein or in any credit document relating to Buyer to the contrary, Sellers shall apply the Purchase Price proceeds as follows, and Buyer agrees to support Sellers’ application of, and not to contest the receipt by the Persons referred to below of, the Purchase Price in the manner set forth below:

(i) First, the portion of the Purchase Price relating to the assets of the U.S. subsidiaries of Nanogen shall be applied (A) first, to satisfy the obligations of Nanogen (and Epoch/Nanotronics under that certain Guaranty dated August 14, 2008) to the Investors under the Investor Bridge Notes, and (B) second, to satisfy the obligations of Nanogen (and Epoch/Nanotronics under that certain Guaranty dated August 14, 2008) to Buyer under the Buyer Bridge Note (which allocation, if any, shall take the form of a credit bid, as described in Section 4.1);

(ii) Second, the portion of the Purchase Price relating to the NAD Quotas shall be applied (A) first, to satisfy the obligations of Nanogen (and Epoch/Nanotronics under that certain Guaranty dated August 14, 2008) to the Investors under the Investor Bridge Notes, if any, and (B) second, to satisfy the obligations of Nanogen (and Epoch/Nanotronics under that certain Guaranty dated August 14, 2008) to Buyer under the Buyer Bridge Note (which allocation, if any, shall take the form of a credit bid, as described Section 4.1), and (C) third, to satisfy the obligations of Nanogen to the Convertible Notes Investors under the 9.75% Convertible Notes; and

(iii) Third, the portion of the Purchase Price relating to the assets of Nanogen other than the NAD Quotas shall be applied (A) first, to satisfy the obligations of Nanogen to the Convertible Notes Investors under the 9.75% Convertible Notes, if any, and (B) second, to satisfy the obligations of Nanogen (and Epoch/Nanotronics under that certain Guaranty dated August 14, 2008) to Buyer and the Investors in respect of the Buyer Bridge Note and the Investor Bridge Notes, if any, each as applicable, which shall be applied pro rata among any such remaining obligations to Investors and Buyer.

4.3 Alternative Transaction Provisions.

(a) No Solicitation Before Entry of Bid Procedures. From and after the Effective Date and until such time as the entry of the Bid Procedures Order on the Bankruptcy Court’s docket, Sellers shall not, and shall cause their respective Affiliates not to:

(i) directly or indirectly, (A) solicit, initiate, seek, entertain or knowingly encourage, or take any action to solicit, initiate, seek, entertain or knowingly encourage any inquiries or communications from any New Bidder (as hereinafter defined) relating to, or the making of any proposal or offer that constitutes or may constitute, an Acquisition Proposal, (B) participate in any discussions or negotiations relating to any Acquisition Proposal with any New Bidder, (C) furnish to any New Bidder any information that could reasonably be expected to be used by such New Bidder for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or (D) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) with any Person providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal;

(ii) release any Person from any confidentiality and/or standstill provisions of any Contract to which any Seller, NAD or any of their respective Affiliates is a party in connection with an Acquisition Proposal;

(iii) fail to notify Buyer in writing promptly after receipt by any Seller or NAD (or any of their respective officers, directors, advisors or agents) at any time on or before the Closing of any Acquisition Proposal, and such notice to Buyer shall indicate in reasonable detail the identity of the Person making such proposal and the terms and conditions of such proposal, and any written material (including in electronic form) embodying or concerning such proposal; and

(iv) make any Person other than Buyer the “stalking horse bidder”.

As used herein, “New Bidder” shall mean any Person who has not been provided access to the Sellers’ electronic data room prior to the Effective Date.

(b) Solicitation After Entry of Bid Procedures. Sellers shall be entitled to consider proposals for Alternative Transactions involving only the Purchased Assets as a whole from third parties consistent with their fiduciary obligations as debtors-in-possession in the Chapter 11 Case. Furthermore, Buyer acknowledges that after entry of the Bid Procedures Order on the Bankruptcy Court’s docket, Sellers may solicit bids from other prospective purchasers for the sale of all, but not less than all, of the Purchased Assets in accordance with the procedures set forth in the Bid Procedures Order and Article 11.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyer on the Effective Date and as of the Closing Date that the statements contained in this Article 5 are true and correct, except as set forth in Sellers’ Disclosure Schedule attached as Exhibit F (“Sellers’ Disclosure Schedule”). Sellers agree to prepare and arrange Sellers’ Disclosure Schedule in sections and paragraphs corresponding to the Sections contained in this Article 5, and the disclosure in any section or paragraph of Sellers’ Disclosure Schedule qualifies other Sections in this Article 5 only to the extent it is clear that a given disclosure is applicable to other Sections.

5.1 Organization; Corporate Power of Sellers. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. NAD is a società a responsibilità limitata duly organized, validly existing and in good standing under the laws of Italy. Delta Point is a corporation duly organized, validly existing and in good standing under the laws of Barbados. Each Seller has full corporate power to: (a) own, lease and operate the Purchased Assets and carry on the Business as and where such assets are now owned or leased and as the Business is presently being conducted; and (b) execute, deliver and perform this Agreement and all other agreements and documents to be executed and delivered by it in connection with this Agreement, subject to and after giving effect to the approval of the Bankruptcy Court as reflected by a Sale Order that is a Final Order (including satisfying any conditions imposed by the Bankruptcy Court) and compliance with all requirements of the Bankruptcy Code. Each of NAD and Delta Point has full corporate power and authority and all material licenses, permits, and authorizations necessary to carry on the business in which it is engaged and to own and use the assets owned and used by it.

5.2 Enforceability. All requisite corporate action to approve, execute, deliver and perform this Agreement and consummate the Contemplated Transactions has been taken by each Seller, subject to the entry of the Sale Order becoming a Final Order with respect to each Seller. This Agreement and each other agreement and document delivered by any Seller in connection with this Agreement have been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by Buyer, constitute the binding obligation of such Seller, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other Laws affecting creditors’ rights generally, and by principles of equity.

5.3 No Conflicts; Consents.

(a) No Conflicts. Except as set forth in Section 5.3(a) of Sellers’ Disclosure Schedule, each Seller’s execution, delivery, and performance of this Agreement and/or the consummation by such Seller of the Contemplated Transactions do not:

(i) Conflict with or violate any provision of the formation or corporate governance documents, each as amended to date, of such Seller, NAD or Delta Point;

(ii) Require such Seller or any of its respective subsidiaries to make any filing with, or obtain any permit, authorization, consent or approval of, any Governmental Authority or other Person, other than as contemplated by this Agreement and the Contemplated Transactions, including the Chapter 11 Case and the motion and related pleadings necessary to seek and obtain the approval of this Agreement;

(iii) Result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, Governmental Approval, indebtedness, Lien or other agreement or obligation to which such Seller, NAD or Delta Point is a party or to which any of their respective assets is subject, in any case with or without due notice or lapse of time or both;

(iv) Result in the imposition of any Claim upon any assets of such Seller, NAD or Delta Point other than Permitted Liens; or

(v) Violate any Law, Order, writ, or injunction applicable to such Seller, NAD or Delta Point or any of their respective assets or subsidiaries;

except, in the case of (ii), (iii), (iv) and (v), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Consents. Section 5.3(b) of Sellers’ Disclosure Schedule separately lists each filing with, notice to, and/or approval or consent from any Governmental Authority and other Persons that may be necessary to permit Sellers to (i) assign and transfer the Purchased Assets to Buyer without a violation of Law or breach of any Contract with any Persons, and (ii) otherwise carry out their obligations under this Agreement (collectively, the “Third Party Consents”). Neither NAD nor Delta Point is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority or other Person in connection with this Agreement or the consummation of the Contemplated Transactions.

5.4 Intellectual Property.

(a) Ownership. Sellers own or otherwise have valid and legally enforceable rights to use the Purchased Intellectual Property. The Purchased Intellectual Property constitutes all of the Intellectual Property necessary to conduct the Business as conducted by Sellers. Sellers are the sole owner of, and have valid title to, all of the Purchased Intellectual Property, other than the Third-Party Intellectual Property listed in Sellers’ Disclosure Schedule pursuant to Section 5.4(b) (the “Owned Intellectual Property”).

(b) Inbound Licenses and Rights. Section 5.4(b) of Sellers’ Disclosure Schedule (i) lists all Purchased Intellectual Property that any third party has licensed to one or more of the Sellers or otherwise authorized such Party to use (the “Third-Party Intellectual Property”), other than “shrink-wrap” and similar commercially available end-user licenses, and (ii) indicates any such Third-Party Intellectual Property that requires the consent of any Person in order to be assumed, sold, transferred and assigned to Buyer. None of the Sellers has materially breached any of the Contracts governing the Third-Party Intellectual Property, and, to Sellers’ Knowledge, no other party to those Contracts has breached those Contracts.

(c) No Restrictions. Except as set forth in Section 5.4(c) of Sellers’ Disclosure Schedule, the Owned Intellectual Property is free of all payment obligations and other Claims and is not subject to any known limitations or restrictions on use or otherwise. To Sellers’ Knowledge, there is no Legal Proceeding or Order that prohibits or restricts Sellers from carrying on the Business anywhere in the world or from any use of the Purchased Intellectual Property. No Person has any rights in the Owned Intellectual Property that could cause any reversion or renewal of rights in favor of that Person or termination of Sellers’ or, immediately after the Closing, Buyer’s rights in the Owned Intellectual Property.

(d) Effect of Closing. Immediately after the Closing, Buyer (or its designee(s)) will be the sole owner of, and will have valid title to, the Owned Intellectual Property, and will have the full right to use, license and transfer the Purchased Intellectual Property in the same manner and on the same terms that Sellers had immediately prior to the Closing. Except as set forth in Section 5.4(d) of Sellers’ Disclosure Schedule, Sellers are not legally bound by any agreements or obligations under which the occurrence of the Closing could (i) obligate Sellers or Buyer to license or otherwise grant rights to any other Person in any Intellectual Property (whether owned or used by Sellers or Buyer), (ii) entitle any Person to a release of any source code escrow, (iii) result in a Claim on the Purchased Intellectual Property, or (iv) otherwise increase any burdens or decrease any rights relating to the Purchased Intellectual Property.

(e) Perfection of Ownership Rights. With respect to the Owned Intellectual Property:

(i) Employees and Consultants. Sellers have secured valid written assignments from all consultants and employees who contributed to the creation or development of Owned Intellectual Property of the rights to such contributions that Sellers do not already own by operation of Law. Sellers have delivered or made available to Buyer copies of all such assignments, which are true and complete in all material respects. Except as set forth in Section 5.4(e)(i) of Sellers’ Disclosure Schedule, such assignments are and, immediately following the Closing, will continue to be, in full force and effect.

(ii) Effect of Assignments. In each case in which any Seller has acquired from any Person any Purchased Intellectual Property other than a license of the Third-Party Intellectual Property listed under Section 5.4(b), such Seller has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in that Intellectual Property to such Seller. If any Seller has so acquired Registered Intellectual Property, such Seller has duly recorded each of these assignments with the appropriate Governmental Authority and listed these assignments in Section 5.4(e) of Sellers’ Disclosure Schedule.

(f) Registered Intellectual Property. Section 5.4(f) of Sellers’ Disclosure Schedule separately lists all Registered Intellectual Property included in the Owned Intellectual Property.

(i) Fees and Applications. All necessary registration, maintenance, renewal, and annuity fees and taxes have been paid, and all necessary documents have been filed, in connection with the Registered Intellectual Property that is Owned Intellectual Property. In connection with such Registered Intellectual Property, all registrations are in force, all applications for the same are pending in good standing, and except as otherwise set forth on Section 5.4(f) of Sellers’ Disclosure Schedule, there are no adverse actions or proceedings pending or, to Sellers’ Knowledge, threatened by or before any Governmental Authority relating to such registrations or applications.

(ii) List of Maintenance Actions. Section 5.4(f) of Sellers’ Disclosure Schedule accurately and completely lists all actions that must be taken by any Seller within one hundred twenty (120) days after the Effective Date relating to the payment of any fees or taxes or the filing of any documents necessary or appropriate to maintain, perfect or renew any Registered Intellectual Property that is Owned Intellectual Property.

(g) Validity. All patents and registered or unregistered copyrights, trademarks and service marks included in the Owned Intellectual Property are valid and, to Sellers’ Knowledge, subsisting under applicable Law for those respective categories of Intellectual Property. To Sellers’ Knowledge, there are no facts or circumstances that would render any of the Owned Intellectual Property invalid or unenforceable. All commercial releases of the software included in the Owned Intellectual Property contain appropriate copyright legends or notices in the name of the appropriate Seller.

(h) Outbound Licenses and Rights. Section 5.4(h) of Sellers’ Disclosure Schedule lists all agreements under which any Seller has licensed or otherwise granted rights in any of the Purchased Intellectual Property to any Person. Section 5.4(h) of Sellers’ Disclosure Schedule also lists separately any of the following related to the Owned Intellectual Property: (i) any exclusive rights granted to any third Person, (ii) any source code escrow or other form of delivery or disclosure of any source code to or for the benefit of any Person, or (iii) any other agreements that give other Persons the right to use, market or otherwise exploit or commercialize any of the Owned Intellectual Property. To Sellers’ Knowledge, Section 5.4(h) of Sellers’ Disclosure Schedule also lists separately any of the following related to the Third-Party Intellectual Property: (i) any exclusive rights granted to any third Person, (ii) any source code escrow or other form of delivery or disclosure of any source code to or for the benefit of any Person, or (iii) any other agreements that give other Persons the right to use, market or otherwise exploit or commercialize any of the Third-Party Intellectual Property.

(i) Indemnity Agreements. None of the Sellers has agreed to indemnify, defend or otherwise hold harmless any other Person outside of the ordinary course of business, with respect to damages resulting or arising from the Purchased Intellectual Property.

(j) No Violation of Seller’s Rights. Except as set forth in Section 5.4(j) of Sellers’ Disclosure Schedule, to Sellers’ Knowledge, no Person has infringed or misappropriated any of the Purchased Intellectual Property. Immediately after the Closing, Buyer will have sole rights to bring actions for infringement or misappropriation of the Owned Intellectual Property. None of the Sellers has commenced or threatened any Legal Proceeding or Claim against any Person for infringement or misappropriation of the Purchased Intellectual Property or breach of any Contract involving the Purchased Intellectual Property.

(k) No Violation of Third-Party Rights. To Sellers’ Knowledge, neither the conduct of the Business nor Sellers’ creation, use, license or other transfer of the Purchased Intellectual Property infringe or misappropriate any other Person’s Intellectual Property rights. None of the Sellers has received written notice of any pending or threatened Legal Proceeding or Claim in which any Person alleges that such Seller, the Business or the Purchased Intellectual Property has violated any Person’s Intellectual Property rights. There are no pending Legal Proceedings or Claims between any Seller and any other Person relating to the Purchased Intellectual Property.

(l) Confidentiality. Sellers have taken commercially reasonable steps to protect and preserve trade secrets and other confidential information included in the Purchased Intellectual Property. Sellers have taken commercially reasonable steps necessary to comply with any duties of any Seller to protect the confidentiality of information provided to such Seller by any other Person relating to the Business or the Purchased Assets. Sellers have obtained from each current and former employee, consultant and other independent contractor an executed proprietary information and invention assignment agreement (containing no exceptions or exclusions from the scope of its coverage) substantially in the form(s) attached to Section 5.4(l) to Sellers’ Disclosure Schedule. To Sellers’ Knowledge, none of those current or former employees, consultants or other independent contractors has violated any of those agreements.

(m) No Harmful Code. Sellers take commercially reasonable steps to assure that all software and data residing on their respective computer networks or licensed or otherwise distributed to customers is free of viruses and other disruptive technological means. The Owned Intellectual Property does not contain any Harmful Code.

(n) Software Functionality. Each of the computer software programs included in the Owned Intellectual Property is functional and operational substantially in accordance with the specifications and documentation of Sellers relating to that software, and each such computer software program has been documented in accordance with the standard practices of Sellers. Sellers possess full and complete source and object code versions of all such software. The Owned Intellectual Property includes all items necessary so that an adequately trained computer programmer can develop, maintain, support, compile and use that software.

(o) No Special Adverse Circumstances. The computer software source and object code that is also Owned Intellectual Property does not contain any source or object code or other Intellectual Property that is not wholly-owned by Sellers. None of the Owned Intellectual Property was developed using any government or university funding or facilities, nor was it obtained from a governmental entity or university. Neither Seller is a member of, nor is any Seller obligated to license or disclose any Intellectual Property to, any official or de facto standards setting or to any such organization’s members. Sellers have not used any software of the type commonly referred to as “freeware” or “shareware” in a manner that requires the Owned Intellectual Property to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge.

(p) NAD Intellectual Property. NAD owns or has the right to use pursuant to valid and enforceable Contracts all Intellectual Property necessary for the operation of its business as presently conducted. Each item of Intellectual Property owned or used by NAD immediately prior to the Closing will be owned or available for use by NAD on identical terms and conditions immediately subsequent to the Closing. NAD has taken commercially reasonable steps to maintain and protect each item of Intellectual Property that it owns or uses. To Sellers’ Knowledge, NAD has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third parties.

(q) Delta Point Intellectual Property, Etc. Delta Point owns or has the right to use pursuant to valid and enforceable Contracts all Intellectual Property set forth in Section 5.4(q) of the Sellers’ Disclosure Schedule. Each item of Intellectual Property owned or used by Delta Point immediately prior to the Closing will be owned or available for use by Delta Point on identical terms and conditions immediately subsequent to the Closing. Delta Point has taken commercially reasonable steps to maintain and protect each item of Intellectual Property that it owns or uses. To Sellers’ Knowledge, Delta Point has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third parties. Other than maintenance of the Intellectual Property identified in Section 5.4(q) of the Sellers’ Disclosure Schedule in the ordinary course, Delta Point will have no other Liabilities, including any Liabilities for Taxes, as of the Closing. Nanogen owns 100% of the issued and outstanding capital shares of Delta Point and will transfer all of such shares to Buyer (or Buyer’s designee) at Closing free and clear of any Liens.

5.5 Changes. Except for events and circumstances related to or resulting from the Chapter 11 Case or as set forth in Section 5.5 of Sellers’ Disclosure Schedule, between December 31, 2008 and the Effective Date:

(a) There has not been any Material Adverse Effect;

(b) There has not been any of the following:

(i) change by any Seller or NAD in its accounting methods, principles or practices;

(ii) declaration, setting aside or payment of any dividend or distribution payable upon any capital stock of any Seller or NAD or any redemption, purchase or other acquisition of any of any such Seller’s or NAD’s securities;

(iii) increase in the cash or non-cash compensation payable to any Seller’s, or NAD’s directors, officers, consultants or employees, or any new or increased awards or benefits under any employment, severance, “change of control,” option, restricted stock, bonus, or other compensatory plan, or Contract for any of those Persons;

(iv) issuance or agreement relating to the issuance or sale by any Seller or NAD of any stock, notes, or other securities;

(v) amendment to any Seller’s or NAD’s formation or corporate governance documents;

(vi) purchase, sale, assignment, transfer of, or grant or imposition of any Claim on, all or any significant portion of the assets of any Seller or NAD (except for liens for Taxes not yet delinquent and Permitted Liens) relating to the Business;

(vii) waiver of any of either Seller’s or NAD’s accounts receivable or other rights relating to the Business outside the ordinary course of business;

(viii) damage, destruction or similar loss, whether or not covered by insurance, materially affecting the Business or the Purchased Assets;

(ix) any debt incurred for borrowed money or the purchase of any assets, capitalized leases or off-balance sheet transactions that could reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets; or

(x) agreement by any Seller or any of such Seller’s Affiliates to do any of the things described in the preceding clauses of this Section 5.5(b).

5.6 Tax Matters. Except as set forth in Section 5.6 of Sellers’ Disclosure Schedule:

(a) Timely Filings and Payments. Each of the Sellers and NAD has properly filed all material Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All material Taxes owed by the Sellers or NAD (whether or not shown on any Tax Return) have been paid. None of the Sellers or NAD currently is the beneficiary of any extension of time within which to file any income Tax Return. Each of the Sellers and NAD has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(b) No Withholding on Purchase Price. To Sellers’ Knowledge, no portion of the Purchase Price payable to Sellers is subject to any United States federal Tax withholding based upon the operation of the Business by the Sellers.

(c) No Tax Claims. There is no material dispute or Claim, other than Permitted Liens, concerning any Tax Liability of Sellers or NAD either (i) claimed or raised by any Governmental Authority in writing, or (ii) as to which the Sellers’ have Knowledge based upon personal contact with any agent of such Governmental Authority. To Sellers’ Knowledge, no income Tax Returns currently are the subject of audit, and neither of the Sellers nor NAD has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Tax-Related Agreements or Consolidation. Neither Sellers nor NAD is a party to any Contract that, as a result in whole or in part of this Agreement or the consummation of the Contemplated Transactions, would result in any excise Tax on parachute payments under the Internal Revenue Code. Neither Sellers nor NAD has ever been a party to or otherwise bound by any Tax sharing, Tax allocation or Tax indemnity agreement.

(e) No Successor Liability for Seller Taxes. Neither Sellers nor NAD has entered into any transactions, taken any positions on any Tax Returns, or otherwise acted or omitted to act in a manner that would create any successor Tax Liability under any United States Tax Law against Buyer as a result of this Agreement or the consummation of the Contemplated Transactions.

5.7 Assets Generally. The Tangible Personal Property is free of any defects that would materially impair its ordinary use and is in good condition and repair. Sellers have good, valid and transferable title to all of the Purchased Assets. NAD has good and marketable title to, or a valid leasehold interest in, the assets used by it, located on its premises as shown on its most recent balance sheets, free and clear and all Liens except for Permitted Liens and as otherwise set forth on Section 5.7 of Sellers’ Disclosure Schedule.

5.8 Legal Compliance. Each Seller and its research, development, use, commercialization, marketing, distribution, licensing and sales of the Purchased Assets and any related operations, business, products or services (including the Business) are in compliance in all material respects with all applicable Laws. NAD has complied in all material respects with all Laws applicable to its operations and businesses. Without limiting the generality of the foregoing, neither Sellers nor NAD has, since January 1, 2005, violated any Laws in any material respect relating to export restrictions, Taxes, the environment, antitrust protection, health and safety of employees, Employee Benefit Plans, employment, privacy or protection of information, consumer protection, false advertising, bribes, gifts, or other unlawful payments to government officials or other Persons, or any legal obligations that would become legal obligations of Buyer as a result of noncompliance by any such Person.

5.9 Permits. Section 5.9 of Sellers’ Disclosure Schedule accurately and completely lists all material filings, permits, licenses and approvals of any kind that any Seller or NAD uses in connection with the Purchased Assets or the Business, including permits under any export, environmental, or land use laws relating to the Business or the Purchased Assets. Neither Sellers nor NAD is required to make or obtain any material filings, permits, licenses and approvals under any Law other than the items listed in Section 5.9 of Sellers’ Disclosure Schedule. Each of the items listed in Section 5.9 of Sellers’ Disclosure Schedule is in force and effective, and, to Sellers’ Knowledge, there is no basis for believing that any of these items will be terminated before its normal expiration.

5.10 Contracts.

(a) Sellers have delivered or made available to Buyer a correct and complete copy of each of the Material Assumed Contracts and all amendments, side letters and exhibits and schedules relating to such Assumed Contracts. In addition:

(i) Except as set forth in Section 5.10(a)(i) of Sellers’ Disclosure Schedule, none of the Material Assumed Contracts is under negotiation as of the Effective Date. No liquidated damages, penalties or similar remedies are currently imposed or, Sellers’ Knowledge, threatened against any Seller under any of the Assumed Contracts. Except as set forth in Section 5.10(a) of Sellers’ Disclosure Schedule, as of the Effective Date, neither Sellers nor, to Sellers’ Knowledge, any other party, is in material breach or default under any of the Assumed Contracts. Other than the Contemplated Transactions, to Sellers’ Knowledge, no event has occurred that with notice or passage of time would (A) constitute a breach or default by any Seller or, to Sellers’ Knowledge, by any other party, or (B) permit termination, modification or acceleration of the Assumed Contracts.

(ii) Subject to the approval of the Bankruptcy Court, Sellers will have the right to assume and assign each of the Assumed Contracts to Buyer by virtue of (A) the express provisions of the Assumed Contracts, (B) consents or notices contemplated to be obtained by Sellers and given to Buyer prior to the Closing, (C) the authority granted under Section 365 of the Bankruptcy Code, and/or (D) applicable Law.

(iii) Each of the Material Assumed Contracts is legal, valid, binding and enforceable obligation of the applicable Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(iv) Except as set forth in Section 5.10(a)(iv) of Sellers’ Disclosure Schedule, to Sellers’ Knowledge, each of the Assumed Contracts will continue to be legal, valid, binding and enforceable and fully effective with respect to Buyer immediately following the Closing in accordance with its terms as in effect prior to the execution of this Agreement.

(b) Except as set forth in Section 5.10(b) of Sellers’ Disclosure Schedule, Sellers do not have any outstanding Contracts with any Governmental Authority.

(c) Section 5.10(c) of Sellers’ Disclosure Schedule sets forth an accurate and complete list of the following Contracts, if any, to which any Seller is a party or under which any Seller is otherwise legally bound, and that relate to the Business:

(i) non-competition agreements or other Contracts similarly limiting or restricting the operation of the Business anywhere in the world;

(ii) employment, severance, change of control or similar Contracts with employees or other service providers;

(iii) consulting Contracts involving the payment by any Seller of more than fifty thousand dollars ($50,000) between January 1, 2008 and the Effective Date;

(iv) leases of real or personal property other than the Nexus Real Property Lease;

(v) loans or other extensions of credit for borrowed money or deferred purchase price payments;

(vi) Contracts with any stockholder, director, or officer of any Seller or with Affiliates of any of those individuals;

(vii) agency, distributor, sales representative, franchise or similar Contracts; and

(viii) Contracts involving the payment or receipt by any Seller of more than fifty thousand dollars ($50,000) between January 1, 2008 and the Effective Date for goods or other property, services or otherwise.

5.11 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any Seller that in any way relate to any of the Purchased Assets.

5.12 Legal Proceedings.

(a) As of the Effective Date, except for the Chapter 11 Case or as described in Section 5.12(a) of Sellers’ Disclosure Schedule, there is no Legal Proceeding pending or, to Sellers’ Knowledge, threatened against any Seller, NAD or any of their respective Affiliates, relating to the Business or any part thereof, or any of the Purchased Assets in or before any court, arbitrator, mediator, or other Governmental Authority. To Sellers’ Knowledge, there is no basis for any Legal Proceeding to become pending or threatened against any Seller, NAD or any of their respective Affiliates, relating to the Business or any part thereof, or any of the Purchased Assets other than the Chapter 11 Case.

(b) Without limiting the generality of the foregoing, Section 5.12(b) of Sellers’ Disclosure Schedule lists all material Legal Proceedings pending or, to Sellers’ Knowledge, threatened as of the Effective Date against any Seller or NAD, or any Purchased Assets in or before any court, arbitrator, mediator, or other Governmental Authority relating in any way to export restrictions, Taxes, the environment, antitrust protection, health and safety of employees, Employee Benefit Plans, other employment matters, privacy or protection of information, consumer protection, false advertising, bribes, gifts, or other unlawful payments to government officials or other Persons, or any other legal obligations of any Seller or NAD.

(c) To Sellers’ Knowledge, none of any Seller’s or NAD’s current executive officers or directors has ever been a defendant or obligor under any judgment, injunction or other Order or ruling of or settlement approved by any court or other Governmental Authority relating to the Business or any other business of any Seller or NAD. None of the Legal Proceedings, if any, set forth in Section 5.12(c) of Sellers’ Disclosure Schedule, individually or collectively, if determined adversely to the interests of any Seller or NAD, would have a Material Adverse Effect on the Business or the Purchased Assets.

5.13 Brokers’ Fees. Except as set forth in Section 5.13 of Sellers’ Disclosure Schedule, none of Sellers, NAD or any of their respective Affiliates has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

5.14 Customers and Suppliers. Except as set forth in Section 5.14 of Sellers’ Disclosure Schedule, as of the Effective Date, no customer or supplier that (a) accounted for more than fifty thousand dollars ($50,000) of revenue of either Seller or NAD during the year ended December 31, 2008, or (b) is the sole supplier of any significant product, service or other tangible or intangible property or license rights to the Business, has given written notice within the past year that it will stop, or decrease the rate of, its transactions with Sellers or NAD.

5.15 Warranty Claims. Section 5.15 of Sellers’ Disclosure Schedule lists Sellers’, or NAD’s customary forms of guaranty, warranty, right of return, right of credit or other indemnity related to the Business that legally binds any Seller or NAD in connection with any licenses, goods or services sold by such Seller or NAD. Neither Seller nor NAD has any written notice of any outstanding or unpaid warranty or other Claims of any kind related to the Business against such Seller or NAD that are not reserved on the most recent balance sheet filed by Nanogen with the United States Securities and Exchange Commission (the “SEC”).

5.16 Product Liability. Neither Seller nor NAD has any Liability for, and, to Sellers’ Knowledge, there is no basis for any Liability or Legal Proceeding arising out of, any injury to individuals or property as a result of the ownership, possession, or use of any product or service manufactured, sold, leased or delivered by such Seller or NAD.

5.17 Accounts Receivable. All accounts receivable of Sellers and NAD that are included in the Purchased Assets are reflected properly on their books and records and are valid receivables subject to no setoffs or counterclaims.

5.18 Prepayments, Prebilled Invoices and Deposits. Section 5.18 of Sellers’ Disclosure Schedule lists in reasonable detail all prepayments, prebilled invoices and deposits that have been received by any Seller or paid by such Seller as of the Effective Date relating to any licenses, goods or services sold or purchased by such Seller that relate to the Business. All such prepayments, prebilled invoices and deposits have been properly accrued in the appropriate financial statements of Sellers in accordance with GAAP applied on a consistent basis with the past practices of Sellers.

5.19 Insurance. Sellers and NAD are covered by insurance in scope and amount customary and reasonable for the businesses in which they are engaged. The fire, theft, liability and other insurance policies maintained with respect to the business, operations, employees, assets or properties of the Company and its Subsidiaries provide adequate coverage against loss. As of the Effective Date, all premiums due and payable under those policies have been paid. None of the Sellers has Knowledge of any threatened termination of, or material premium increase with respect to, any of those policies. Section 5.19 of Sellers’ Disclosure Schedule identifies all claims related to the Business or any of the Purchased Assets asserted by any Seller through the Effective Date pursuant to any insurance policy since January 1, 2008, and describes the nature and status of the claims.

5.20 Employees and Subcontractors.

(a) Section 5.20(a) of Sellers’ Disclosure Schedule contains an accurate and complete list of all employees and independent contractors currently performing any services for Sellers, along with the position and date of hire or engagement. Sellers have delivered or made available to Buyer true and complete information with respect to the current compensation and benefits received by each such employee and independent contractor as of the Effective Date.

(b) To Sellers’ Knowledge, no employee or group of employees has given written notice of any plans to terminate employment with either Seller or enter into any business that would compete with the Business. Except as set forth in Section 5.20(b) of Sellers’ Disclosure Schedule, no Seller is a party to, or bound by, any collective bargaining agreement, nor has any Seller experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. None of the Sellers has Knowledge of any organizational effort made or threatened, either currently or within the past two (2) years, by or on behalf of any labor union with respect to employees of Sellers.

(c) Except as set forth in Section 5.20(c) of Sellers’ Disclosure Schedule, neither this Agreement nor the consummation of the Contemplated Transactions will give rise to any obligation on the part of any Seller or Buyer to give any notice or otherwise act or omit to act under the Worker Adjustment and Retraining Notification Act or any similar state law.

5.21 Employee Benefits.

(a) Section 5.21(a) of Sellers’ Disclosure Schedule contains an accurate and complete list of all Employee Benefit Plans maintained, or contributed to, by any Seller or any ERISA Affiliate of such Seller for employees performing services related to the Business.

(b) Each Seller has delivered or made available to Buyer prior to the Closing complete and accurate copies of the following items relating to such Seller’s Employee Benefit Plans: (i) all Employee Benefit Plans that have been reduced to writing; (ii) written summaries of all unwritten Employee Benefit Plans; (iii) all related trust agreements, insurance contracts and summary plan descriptions; and (iv) all employee handbooks.

(c) Except where a failure to do so would not be reasonably likely to have a Material Adverse Effect on the Sellers, each Employee Benefit Plan has been administered in accordance with its terms, and each of Sellers and their respective ERISA Affiliates have met their obligations with respect to those Employee Benefit Plans and have made all required contributions under those Employee Benefit Plans. At no time has any Seller or any ERISA Affiliate of such Seller maintained or contributed to by Seller or any ERISA Affiliate of such Seller that is or was subject to Part 3 of Title I of ERISA or Title IV of ERISA or been obligated to contribute to any “multiemployer plan” (as defined under ERISA).

(d) Except as set forth in Section 5.21(d) of Sellers’ Disclosure Schedule, each of Sellers’ Employee Benefit Plans may be terminated without Liability to either Seller or Buyer, except for Sellers’ sole legal responsibility for benefits accrued through the date of termination, the administrative and professional costs incurred in that transaction, and any health continuation coverage mandated by United States federal law.

5.22 Environmental Matters. None of the Sellers or NAD has released any hazardous materials or waste or other substances regulated by any environmental Law into the environment at any real property or other facility formerly or currently owned, leased, operated or controlled by any Seller, NAD or any of their respective Affiliates that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Business or the Purchased Assets. Section 5.22 of Sellers’ Disclosure Schedule lists all environmental reports, investigations and audits possessed or controlled by any Seller or NAD that were obtained from, or conducted by or on behalf of such Seller or NAD, any Governmental Authority, or any Person during the past three (3) years and relating to premises currently or previously owned, leased, operated or controlled by any Seller or NAD. Sellers have delivered or made available to Buyer complete and accurate copies of each item so listed.

5.23 Certain Business Relationships with Affiliates. Except as set forth in Section 5.23 of Sellers’ Disclosure Schedule, none of the Sellers nor, to Sellers’ Knowledge, any director or officer of any Seller or NAD owns, directly or indirectly, any interest in any corporation or other business that engages in a business similar or competitive to the Business. Except as set forth in Section 5.23 of Sellers’ Disclosure Schedule, to Sellers’ Knowledge, no director or officer of any Seller or NAD (a) owns any tangible or intangible property or right that is used in the Business, (b) has any Claim or cause of action against any Seller or NAD, or (c) owes any money to any Seller or NAD or is owed money by any Seller or NAD other than for payment for services rendered, reimbursement for documented reasonable expenses incurred on behalf of such Seller or NAD, or in connection with their employment.

5.24 Books and Records. All records of Sellers and NAD furnished to Buyer in connection with this Agreement accurately reflect the matters purported to be described in those records.

5.25 Deposit. Section 5.25 of Sellers’ Disclosure Schedule identifies the entity holding the deposit relating to the Nexus Real Property Lease.

5.26 Disclosure. No representation or warranty by either Seller contained in this Agreement, and no statement contained in Sellers’ Disclosure Schedule, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements in this Agreement and the Sellers’ Disclosure Schedule not misleading.

5.27 Disclaimer of Additional Warranties. Except as expressly provided in this Agreement or in the Sale Order, Buyer agrees and acknowledges that all transfers of the Purchased Assets are “as is” and “where is,” and acknowledges and agrees that Sellers make no representation of any kind whatsoever with respect to the Purchased Assets or otherwise, express or implied, including but not limited to any representation or warranty regarding the title or condition of the Purchased Assets, or the fitness, desirability, or the merchantability thereof or suitability thereof for any particular purpose, the current or future Tax Liability, assessment or valuation of any of the Purchased Assets, the compliance of any of the Purchased Assets in their current or future state with applicable Laws or the actual projected income or operating expense of the Business or Purchased Assets.

5.28 BCC Involvement. Sellers have been advised by Buyer and have notified the Collateral Agent for the Nanogen Convertible Notes that they have been advised that BCC: (i) will be involved in funding a portion of the Purchase Price to Buyer (provided that Buyer remains obligated to pay the full amount of the Purchase Price subject to the terms of this Agreement), (ii) has entered into an agreement with Buyer to receive certain of the Purchased Assets after the Closing, and (iii) may in the future sell or transfer some or all assets received from Buyer.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as follows:

6.1 Organization and Power. Buyer is a société par actions simplifiée duly organized, validly existing and in good standing under the laws of France. Buyer has full corporate power to execute, deliver and perform this Agreement and all other agreements and documents to be executed and delivered by it in connection with this Agreement.

6.2 Enforceability. All requisite corporate action to approve, execute, deliver and perform this Agreement and consummate the Contemplated Transactions has been taken by Buyer. This Agreement and each other agreement and document delivered by Buyer in connection with this Agreement have been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by each Seller, constitute the binding obligation of Buyer, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other Laws affecting creditors’ rights generally, and by principles of equity.

6.3 Consents. Except for the approval of the Bankruptcy Court, no approval or consent of, or filing with, any Person or Governmental Authority is required in connection with Buyer’s consummation of the Contemplated Transactions or the execution, delivery or performance by Buyer of this Agreement or any other agreement or document delivered by or on behalf of Buyer in connection with this Agreement.

6.4 No Conflicts. No action taken by or on behalf of Buyer in connection with this Agreement, including the execution, delivery and performance of this Agreement, and each other agreement and document delivered by it in connection with this Agreement, and consummation of the Contemplated Transactions, (a) gives rise to a right of termination or acceleration under any Contract to which Buyer is a party or by which Buyer is bound; (b) conflicts with or violates (i) any Law, (ii) Buyer’s organizational documents, or (iii) any Order to which Buyer is subject; or (c) constitutes an event which, after notice or lapse of time or both, could result in any of the foregoing.

6.5 Legal Proceedings. As of the Effective Date, no Legal Proceeding is pending, or to Buyer’s Knowledge, threatened against Buyer that could prevent Buyer from entering into, or performing its obligations under, this Agreement or consummating the Contemplated Transactions.

6.6 Brokers’ Fees. Buyer has no Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

6.7 Financing. Buyer has adequate financing from internally-generated sources and has adequate cash on hand, or will obtain adequate financing on or prior to the Sale Date, and will continue to have adequate financing on the Closing Date, to enable it to fulfill its obligations under this Agreement and the Contemplated Transactions. Buyer acknowledges and agrees that Buyer’s obligations under this Agreement are not contingent on obtaining adequate financing.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the Contemplated Transactions on the Closing Date is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Buyer:

(a) Representations and Covenants. The representations and warranties of Sellers contained in this Agreement (except for the representations contained in Sections 5.2 and 5.3) shall be true and correct on and as of the Closing Date with the same effect as though made on the Closing Date, except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date, except where the failure of such representations and warranties to be so true and correct as of the Closing Date or such other date would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Business or the Purchased Assets. The representations and warranties set forth in Sections 5.2 and 5.3 shall be true and correct in all material respects on and as of the Closing Date, except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date. Sellers shall have performed and complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date. Each Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by an authorized officer of such Seller, to the foregoing effect and stating that all conditions to Buyer’s obligations under this Agreement have been satisfied or waived.

(b) No Orders. On the Closing Date, there shall be no Order of any nature that directs that the Contemplated Transactions, in whole or in part, not be consummated, or that stays, modifies in any material respect or renders the Sale Order ineffective as to the Contemplated Transactions or any material part thereof.

(c) Bankruptcy Court Approval. The Sale Order shall have been entered on the Bankruptcy Court’s docket and be a Final Order.

(d) Release of Liens. All Liens on the Purchased Assets, other than Permitted Liens, shall have been fully, finally and unconditionally released and extinguished pursuant to the Sale Order.

(e) Employment Agreements. The Employment Agreements shall be in full force and effect.

(f) Payment of Cure Costs. The Sellers shall have fully paid or reserved for any and all Cure Costs owed under the Assumed Contracts pursuant to Section 4.1 of this Agreement.

(g) Closing Deliveries. Each Seller, as appropriate, shall have delivered to Buyer, or caused to be delivered to Buyer, the following documents, duly executed by such Seller (where appropriate):

(i) NAD Quotas Transfer Instruments. The documents and instruments necessary and required to consummate the sale, assignment, transfer and delivery of the NAD Quotas to Buyer as provided in this Agreement pursuant to Article 2479, paragraph 4 of the Italian Civil Code, as amended by Article 1.2 of the Law No. 310 of August 12, 1993;

(ii) Other Purchased Asset Transfer Instruments. Duly executed copies of the Bill of Sale, the Assignment and Assumption Agreement, and such other transfer instruments in form and substance reasonably satisfactory to Buyer and signed by each Seller, as shall be required to enable Buyer to acquire the Purchased Assets (it being agreed that delivery of the transfer instruments relating to the Mirina Stock and the equity interests described in Section 2.1(n) is not a condition to Buyer’s obligation to consummate the Contemplated Transactions);

(iii) Officer’s Certificate. The officer’s certificates contemplated by Section 7.1(a);

(iv) Sale Order. A copy of the Sale Order;

(v) Settlement Statement. A copy of the Settlement Statement;

(vi) Release of Limited Guaranty and Bid Letters. Releases duly executed by all of the holders of the Nanogen Convertible Notes forever releasing and discharging Buyer from its obligations under the Limited Guaranty and Bid Letters, with the only condition to the effective of such release and discharge being the Closing and the consummation of the Contemplated Transactions;

(h) Material Adverse Effect. No Material Adverse Effect shall have occurred since the Effective Date.

7.2 Conditions to Sellers’ Obligations. The obligation of each Seller to consummate the Contemplated Transactions on the Closing Date is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Sellers jointly but not severally:

(a) Representations and Covenants. The representations and warranties of Buyer contained in this Agreement (except for the representations contained in Sections 6.2 and 6.4) shall be true and correct on and as of the Closing Date with the same effect as though made on the Closing Date, except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date, except where the failure of such representations and warranties to be so true and correct as of the Closing Date or such other date would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Buyer. The representations and warranties set forth in Sections 6.2 and 6.4 shall be true and correct in all material respects on and as of the Closing Date, except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date. Buyer shall have performed and complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date. Buyer shall have delivered to Sellers a certificate, dated the Closing Date and signed by an authorized officer of Buyer, to the foregoing effect and stating that all conditions to Sellers’ obligations under this Agreement have been satisfied or waived.

(b) No Orders. On the Closing Date, there shall be no Order of any nature that directs that the Contemplated Transactions, in whole or in part, not be consummated, or that stays, modifies or in any material respect renders the Sale Order ineffective as to the Contemplated Transactions or any material part thereof.

(c) Bankruptcy Court Approval. The Sale Order shall have been entered on the Bankruptcy Court’s docket and be a Final Order (unless Buyer waives in writing the requirement that the Sale Order be a Final Order).

(d) Purchase Price. Buyer shall have delivered the Purchase Price to Sellers as specified in Article 4.

(e) Settlement Statement. A copy of the Settlement Statement;

(f) Closing Deliveries. Buyer shall have delivered to Sellers, or caused to be delivered to Sellers, the following documents, duly executed by Buyer (where appropriate):

(i) Officer’s Certificate. The officer’s certificate contemplated by Section 7.2(a); and

(ii) Assignment and Assumption Agreement. A duly executed copy of the Assignment and Assumption Agreement.

ARTICLE 8

COVENANTS

8.1 Ordinary Course of Business. From the Effective Date through the Closing Date, each Seller shall use its reasonable efforts to conduct the Business in the ordinary course consistent with past practice, other than as contemplated by this Agreement and the Contemplated Transactions. Without limiting the foregoing, from the Effective Date through the Closing Date, Sellers will take reasonable measures necessary to reasonably protect the Purchased Intellectual Property including instructing third-party escrow agents holding such Purchased Intellectual Property not to release same.

8.2 Conduct of Business. Except for matters expressly permitted by this Agreement, from the Effective Date through the Closing Date, no Seller shall (and Nanogen shall not permit NAD to), with respect to the Business:

(a) other than as contemplated by this Agreement and the Contemplated Transactions, permit any of the Purchased Assets to be subjected to any additional Lien, other than Permitted Liens or Liens resulting from an agreement to provide debtor-in-possession financing or permit Sellers or any one of them to use cash collateral;

(b) sell or dispose of any Purchased Assets (except for Inventory and Tangible Personal Property used, consumed or replaced in the ordinary course of the operation of the Business consistent with past practices of Sellers);

(c) purchase or order any (i) Tangible Personal Property if the dollar amount of any order (or series of related orders) would exceed ten thousand dollars ($10,000), or (ii) Inventory or supplies outside the ordinary course of business, unless first approved in writing by Buyer;

(d) enter into any new Contracts relating to the licensing of Purchased Intellectual Property without the prior written consent of Buyer, which consent will not be unreasonably withheld or delayed;

(e) enter into any new business transactions with NAD, other than commercial transactions for products or the payment of Intellectual Property license fees in the ordinary course of business and consistent with past practices of Seller and NAD, without the prior written consent of Buyer;

(f) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of a Seller to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) purchase, redeem or otherwise acquire any shares of capital stock of any Seller or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, or (iv) adopt a plan of or effect any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation or adopt a plan of or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization of any Seller;

(g) authorize for issuance, issue, deliver, sell, pledge, dispose of or grant (i) any shares of its capital stock, (ii) any other equity or voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, equity or voting securities or convertible or exchangeable securities, or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(h) acquire or agree to acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any business of any Person or any corporation, limited liability company, partnership, association or other business organization or division thereof, (i) any assets other than Tangible Personal Property or those assets acquired in the ordinary and usual course of business, and not, individually or in the aggregate, material to Sellers as a whole, or (ii) capital stock or equity interests in any Person;

(i) except as otherwise approved by the Bankruptcy Court, (i) grant to any present or former employee, officer or director of any Seller or any subsidiaries of any Seller any increase in compensation or benefits, (ii) grant to any present or former employee, officer or director of any Seller or any subsidiary of any Seller any increase in severance or termination pay, (iii) other than entering into employment agreements with employees of a Seller which are approved in writing in advance by Buyer, enter into or amend any employment, consulting, indemnification, severance or termination agreement with any such present or former employee, officer or director, (iv) establish, adopt, enter into or amend in any material respect any Employee Benefit Plan (or arrangement that, had it been in existence on the date hereof, would be an Employee Benefit Plan), (v) take any action to accelerate any payments, rights or benefits, or make any material determinations not in the ordinary and usual course of business, under any Employee Benefit Plan, or (vi) loan or advance money or other property to any present or former employee, officer or director of any Seller or any subsidiary of any Seller;

(j) make any change in accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of any Seller, except insofar as may have been required by the Contemplated Transactions or a change in GAAP;

(k) enter into any transaction with an Affiliate (other than a Seller or a subsidiary of a Seller);

(l) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in a Seller or any subsidiary of any Seller or the advancement of trade credit to customers of a Seller or a subsidiary of a Seller in the ordinary and usual course of business;

(m) subject to Section 8.2(a), make or agree to make any new capital expenditure or expenditures or otherwise lease or encumber any of the Purchased Assets outside the ordinary course of business without the prior written consent of Buyer;

(n) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that (i) is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, and (ii) could reasonably be expected to result in the imposition of a Tax on the Business or any of the Purchased Assets subsequent to the Closing;

(o) pay, discharge or satisfy any Assumed Liabilities, other than the payment, discharge or satisfaction of Assumed Liabilities in the ordinary course of business or in accordance with their terms;

(p) violate in any material respect or fail to perform in any material respect any obligation or duty imposed upon it by any material applicable Law;

(q) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value, in each case included in the Purchased Assets;

(r) terminate, rescind, modify, amend or otherwise alter or change any of the terms or provisions of any Material Assumed Contract, or reduce, discount, waive or forego any material payment or right thereunder, or agree to any compromise or settlement with respect thereto;

(s) enter into any Contract that, if it were effective on the Effective Date, would constitute a Material Assumed Contract without the prior written consent of Buyer, which consent will not be unreasonably withheld or delayed;

(t) solicit the prepayment of royalties related to any Purchased Intellectual Property; or

(u) enter into any Contract, commitment or arrangement to do any of the foregoing.

8.3 Access. From the Effective Date until the Closing Date, Sellers shall provide Buyer and its representatives reasonable access during normal business hours to Sellers’ personnel, facilities and all books and records and such other information and Persons relating to the Business as Buyer may reasonably request, and shall use commercially reasonable efforts to make available to Buyer any employees identified by Buyer as necessary to assist in the transition of the Business to Buyer.

8.4 Employee Matters.

(a) Buyer may, but is not required to, make offers of employment to some of Sellers’ employees or seek to engage some of Sellers’ employees as independent contractors or consultants. Effective upon the Closing Date, Sellers hereby waive, for the benefit of Buyer, any and all restrictions in any Contract relating to (i) non-competition with Sellers subsequent to termination of employment, or (ii) maintenance of confidentiality of any information for the benefit of Sellers, but only to the extent such information is related to the Business or the Purchased Assets with any employee who Buyer hires or engages (each such employee, including the Transferred Employees, a “Former Nanogen Employee”). Provided that an individual becomes a Former Nanogen Employee by accepting an employee offer letter distributed to such individual Buyer or an Affiliate of Buyer pursuant to Section 8.4(b), then for the period from the date that such individual actually becomes a Former Nanogen Employee, through at least the first anniversary of the Closing Date, Buyer shall provide such Former Nanogen Employee with compensation, health, welfare and retirement benefits, and severance benefits that are not less favorable than those provided to such Former Nanogen Employee immediately before the Closing Date. Buyer’s benefit plans and polices, including vacation, floating holidays, retirement, severance and welfare plans, shall recognize, (i) to the extent permitted by the applicable Contract, for purposes of satisfying any deductible during the coverage period that included the Closing Date, any payment made by any Former Nanogen Employee toward deductibles in any health or other insurance plan of Sellers, and (ii) for purposes of determining eligibility to participate, vesting, and for any schedule of benefits based on service, all service with either Seller. In addition, for purposes of plans providing medical benefits to any Former Nanogen Employee after his or her transfer date, Buyer shall cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for such employee and his or her covered dependents, to the extent permitted by the applicable Contracts. Buyer shall be exclusively liable for all compensation and all health, welfare, disability, retirement, severance and other benefits that Buyer provides to any Former Nanogen Employee as contemplated by this Agreement or otherwise on or after the Closing Date.

(b) Sellers and Buyer will reasonably cooperate with each other so that on a mutually determined date prior to the Closing, Sellers will distribute to their employees designated in writing by Buyer the general form of employee offer letter. Sellers agree to use commercially reasonable efforts under communications reasonably approved in advance by Buyer to obtain signed copies of the offer letters from the designated employees.

8.5 Third Party Consents. Sellers shall use their reasonable best efforts to obtain all Third Party Consents, subject to the limitations of Sellers under the Chapter 11 Case and the Sellers’ financial resources. Sellers shall cooperate with Buyer to attempt to ensure that such consents also consent to the subsequent assignment by Buyer and, as applicable, by BCC.

8.6 Adequate Assurances Regarding Assumed Contracts. With respect to each Assumed Contract, Sellers will cure all defaults, or provide adequate assurance of prompt cure, and Buyer will provide adequate assurance of future performance, as required under Section 365 of the Bankruptcy Code with respect to each such Assumed Contract if requested by a nondebtor party to such Assumed Contract. Buyer and Sellers agree that they will promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court Order finding that all defaults have been cured or adequately reserved for and there has been an adequate demonstration of adequate assurance of future performance under the Assumed Contracts, such as furnishing affidavits, non-confidential financial information or other documents or information for filing with the Bankruptcy Court and making Buyer’s and Sellers’ employees and representatives available to testify before the Bankruptcy Court.

8.7 Cure Amounts. Set forth on Schedule 8.7 is a list of the Cure Costs of which Sellers have Knowledge on the Effective Date. Prior to the Closing, Sellers and Buyer shall cooperate to resolve any disputes with the nondebtor party to any of the Assumed Contracts regarding the amount of Cure Costs and Sellers shall pay or reserve for all Cure Costs owed to any nondebtor party on or prior to the Closing.

8.8 Use of “Nanogen”. From and after the Closing, neither Seller shall use the name “Nanogen” or any trade names, trademarks, identifying logos or service marks included in the Purchased Assets or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks or logos; provided, however, that during the 180-day period following the Closing Date, the Sellers may use the words “(formerly Nanogen, Inc.)” after its use of its new corporate name. Within five (5) Business Days following the Closing Date, Nanogen shall amend its certificate of incorporation and bylaws as necessary to comply with this Section 8.8. The Sellers shall seek to modify any official caption in the Chapter 11 Case to reflect the name changes contemplated herein.

8.9 Publicity. Copies of the text of all public announcements (whether pre-Closing or post-Closing) relating to this Agreement or the Contemplated Transactions will be provided to the other Parties prior to public release of the disclosure to be made and each Party must consent to the use of its name in any such public announcement.

8.10 Expenses. Except to the extent otherwise specifically provided in this Agreement, including Section 9.3(b), each Party shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel and accountants.

8.11 Transition Plan. Buyer and Sellers agree to undertake a transition program immediately upon Closing of the Contemplated Transactions to transfer the Business and Purchased Assets to Buyer or its designee. Buyer will bear all costs associated with the transition activities. Following the Closing, Sellers (i) shall make available a project manager and other resources to be specified in a transition plan to assist in the physical relocation of assets including equipment, inventory, supplies and other materials, and (ii) shall continue to provide payroll and benefits to transition personnel, from funds provided by Buyer, in each case for a maximum of 60 days following Closing. Sellers will identify resources that would be appropriate to support the transition of the Molecular Diagnostics Business, the Point of Care Business and any other assets, books, records or documentation being transferred pursuant to this Agreement. Buyer will be responsible for recruiting transition personnel, payment of the costs associated with such personnel, any transition service incentive (as determined by Buyer), and the cost of physical space required for the transfer. Buyer will also be responsible for the activities and costs required for the transition at any receiving location.

8.12 Employment Agreements. Between the Effective Date and the Closing Date, Buyer shall not terminate, amend or modify in any material respect the Employment Agreements.

8.13 Further Assurances.

(a) Each Seller agrees that, at any time and from time to time after the Closing, it will, upon the request of Buyer, do all such further acts, including executing documents or instruments, as may be reasonably required to further transfer and assign to Buyer any of the Purchased Assets, or to vest in Buyer good and marketable title to the Purchased Assets. In the case of licenses, certificates, approvals, authorizations, leases, Contracts and other commitments included in the Purchased Assets that cannot be transferred or assigned effectively without the consent of any third party, which consent has not been obtained prior to the Closing (after giving effect to the Sale Order and the Bankruptcy Code),

(b) Buyer agrees that, at any time and from time to time after the Closing, it will, upon the request of any Seller, do all such further acts as may be reasonably required to cause Buyer to assume the Assumed Liabilities in accordance with this Agreement and as may otherwise be appropriate to carry out the Contemplated Transactions.

ARTICLE 9

CLOSING AND TERMINATION

9.1 Closing. The closing (the “Closing”) of the Contemplated Transactions shall be held on or within three (3) Business Days after the Sale Order becomes a Final Order and all other conditions in this Agreement have been met or such conditions have been waived by Buyer in its sole discretion (or such other date as the Parties may agree in writing), at the offices of Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202, at 10:00 a.m., Dallas, Texas time. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be effective as of midnight, Dallas, Texas time on the Closing Date. The transfers and deliveries described in Article 7 shall be mutually interdependent and regarded as occurring simultaneously, and no such transfer or delivery shall become effective until all the other transfers and deliveries provided for in Article 7 have also been made. Sellers and Buyer shall meet on the date preceding the Closing Date at the offices of Jackson Walker L.L.P. to conduct a pre-Closing at which all deliveries to be made at Closing will be reviewed by the parties and placed in escrow. At 10:00 a.m. Dallas, Texas time, on the Closing Date all instruments and payments shall be distributed and disbursed to Sellers and Buyer, and the Closing shall be consummated.

9.2 Termination. This Agreement and the Contemplated Transactions may not be terminated except as follows:

(a) Upon the mutual written consent of Sellers and Buyer;

(b) By Sellers acting jointly but not severally, provided that neither Seller is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, if there shall have been a material breach or misrepresentation of any of the representations or warranties or a material breach of any of the covenants set forth in this Agreement on the part of Buyer, which breach would give rise to the failure of the condition set forth in Section 7.2(a), and such breach is not cured within thirty (30) days following written notice to Buyer or which breach, by its nature, cannot be cured prior to the Closing;

(c) By Buyer, provided that Buyer is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, if there shall have been a material breach or misrepresentation of any of the representations or warranties or a material breach of any of the covenants set forth in this Agreement on the part of either Seller, which breach would give rise to the failure of the condition set forth in Section 7.1(a), and such breach is not cured within thirty (30) days following written notice to Sellers or which breach, by its nature, cannot be cured prior to the Closing;

(d) By Buyer, if (i) the filing of the Chapter 11 Case has not occurred prior to 6:00 p.m. Eastern Daylight Time on the date occurring two Business Days following the Effective Date, provided that such failure to file is not the result of any act or failure to act of Buyer, or (ii) the Chapter 11 Case once filed, as it applies to any Seller, shall have been dismissed or withdrawn for any reason or, as it applies to any Seller, shall have been converted to a liquidation case to be adjudicated under Chapter 7 of the Bankruptcy Code;

(e) By Buyer or any Seller, if the Closing has not occurred on or before August 31, 2009;

(f) By Buyer, if the Sale Order has not been entered on the Bankruptcy Court’s docket and become a Final Order by July 31, 2009;

(g) By either Sellers or Buyer if any Seller executes a definitive agreement pursuant to which such Seller obligates itself to consummate an Alternative Transaction, regardless of whether such agreement contains conditions precedent to such Seller’s obligations under the agreement;

(h) By Buyer in the event that the use by the Sellers of the cash collateral of the agent for the holders of the Investor Bridge Notes and the 9.75% Convertible Notes is terminated or otherwise limited or restricted by the agent for the holders of the Investor Bridge Notes and the 9.75% Convertible Notes in a manner that prevents the material compliance by Sellers of their covenants under Section 8.1 of this Agreement; or

(i) By either Sellers or Buyer, if there shall be in effect an Order restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions or any material part of the Contemplated Transactions.

9.3 Effect of Termination.

(a) Upon the termination of this Agreement in accordance with Section 9.2, the Parties shall be relieved of any further obligations or Liability under this Agreement other than obligations or liabilities in accordance with the expense allocation provisions under Section 8.10 and the provisions of Section 9.3(b) below; provided, however, that nothing in this Section 9.3 shall relieve any Party from liability which such Party may have for any breach of this Agreement which occurs upon or prior to termination hereof.

(b) Sellers shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, (i) a fee (the “Break-up Fee”) in the amount of seven hundred fifty thousand dollars ($750,000), and (ii) reimbursement for Buyer’s reasonable and documented costs and expenses, including fees to professionals, incurred in connection with this Agreement and the Contemplated Transactions in an amount not to exceed five hundred thousand dollars ($500,000) (the “Expense Reimbursement”), as follows: (A) following any termination by any Party pursuant to Section 9.2(g), the Break-up Fee and Expense Reimbursement shall be paid concurrently with the closing of such Alternative Transaction, and (B) following any termination by Buyer pursuant to Section 9.2(d)(ii), Section 9.2(e), Section 9.2(f) or Section 9.2(h), or by Seller pursuant to Section 9.2(e), and in each case provided that Buyer is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, then the Break-up Fee and Expense Reimbursement shall be paid concurrently with the closing of any Alternative Transaction (or any other transaction or series of transactions involving the sale, license or other disposition of any of the Purchased Assets for aggregate consideration in excess of $2,550,000) that occurs within the six month period following such termination. Each Seller shall be jointly and severally liable for the payment of the Break-up Fee and the Expense Reimbursement to Buyer.

(c) Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 9.3 and Article 12 shall survive any termination of this Agreement.

9.4 Limitation of Liability. Notwithstanding anything to the contrary contained in this Agreement or in any other document, each of Sellers’ damages and Buyer’s damages shall be limited to actual damages, and the other Party shall not be entitled to any consequential, punitive, or non-economic damages for any termination, breach, or failure to perform by Sellers’ or Buyer, as the case may be.

ARTICLE 10

TAX MATTERS

10.1 Filing of Returns. In connection with the preparation and filing of Tax Returns as of and after the Closing Date, Buyer and Sellers shall cooperate and exchange information as reasonably required to accomplish the matters contemplated by this Article 10.

10.2 Transaction Taxes. Buyer shall bear and be responsible for paying any sales, use, stamp, transfer, documentary, registration, business and occupation and other similar taxes (including related penalties (civil or criminal), additions to tax and interest) imposed by any Governmental Authority with respect to the transfer of the Purchased Assets to Buyer (“Transaction Taxes”), regardless of whether any Tax authority seeks to collect such taxes from Sellers or Buyer. Buyer shall also be responsible for

(i) administering the payment of such Transaction Taxes, (ii) defending or pursuing any proceedings related thereto, and (iii) paying any expenses related thereto. Sellers shall give prompt written notice to Buyer of any proposed adjustment or assessment of any Transaction Taxes with respect to the Contemplated Transactions. In any proceedings, whether formal or informal, Sellers shall permit Buyer to participate and control the defense of such proceeding with respect to such Transaction Taxes, and shall take all commercially reasonable actions and execute all documents required to allow such participation.

10.3 Tax Prorations. As to any Purchased Assets acquired by Buyer, Sellers and Buyer shall apportion the Liability for personal property Taxes and ad valorem Taxes (“Periodic Taxes”) for the current year Tax periods that include, but do not begin or end on, the Closing Date (the “Proration Periods”). For purposes of this Section 10.3, the Proration Period for ad valorem Taxes and personal property Taxes shall be the fiscal period for which such Taxes were assessed by the relevant Tax jurisdiction. The Periodic Taxes described in this Section 10.3 shall be apportioned between Sellers and Buyer as of the Closing Date, with Buyer liable for that portion of the Periodic Taxes equal to the Periodic Taxes for the Proration Period multiplied by a fraction, the numerator of which is the number of days remaining in the Proration Period including and after the Closing Date, and the denominator of which is the total number of days covered by such Proration Period. Sellers shall be liable for that portion of the Periodic Taxes for the Proration Period for which Buyer is not liable under the preceding sentence. Buyer and Sellers shall pay or be reimbursed for personal property Taxes (including instances in which such property Taxes have been paid before the Closing Date) on this prorated basis. In order to implement the above-described calculation, Buyer and Sellers shall agree on an estimate of the prorated personal property Taxes accrued but not paid prior to the Closing Date, and Buyer will reduce the Purchase Price to be paid at Closing by an amount equal to such estimate. To the extent such estimate of the prorated personal property Taxes is in excess of the actual Tax Liability, Buyer shall reimburse Sellers for such excess amount. Similarly, to the extent such estimate of the prorated personal property Taxes is below the actual Tax Liability, Sellers shall reimburse Buyer for such deficit amount. After the Closing Date, Buyer shall be liable for timely payment of the entire current year Tax bill which was taken into account in the adjustment of the Purchase Price. If a payment on a bill for Periodic Taxes is due after the Closing Date, the Party that is legally required to make such payment shall make such payment and, except as set forth in the preceding sentences of this Section, promptly forward an invoice to the other Party for its pro rata share, if any, based upon the Closing Date estimated proration. If the other Party does not pay the invoice within thirty (30) calendar days of receipt, the amount of such payment shall bear interest at the rate of six percent (6%) per annum. The Party responsible for paying a Tax described in this Section 10.3 shall be responsible for administering the payment of (and any reimbursement for) such Tax.

10.4 Tax Refunds. Any Tax refunds (including any interest related thereto) received by Buyer, its Affiliates or successors relating to the Purchased Assets and to Tax periods or portions thereof ending on or before the Closing Date shall be for the account of Sellers, and Buyer shall pay over to Sellers any such amount within five (5) business days of receipt thereof. Buyer shall, if Sellers so request and at Sellers’ direction and expense, file or cause its Affiliates to file for and obtain any Tax refunds with respect to the Purchased Assets and to Tax periods or portions thereof ending on or before the Closing Date. Buyer shall give prompt written notice to Sellers if Buyer has Knowledge of any potential Tax refunds with respect to the Purchased Assets and to Tax periods or portions thereof ending on or before the Closing Date other than Tax refunds related to NAD. Buyer and Sellers shall equally share any Tax refunds (including any interest related thereto) attributable to Proration Periods based on the same formula set forth in Section 10.3. Any costs associated with pursuing any Tax refunds attributable to Proration Periods will be shared by Buyer and Sellers based on the day allocation formula set forth in Section 10.3. Notwithstanding anything in this Agreement to the contrary, however, any Tax refund (including any interest related thereto) received by or on behalf of NAD for Tax periods or portions thereof ending on or before the Closing Date shall belong solely to NAD and shall not be for the account of Sellers.

ARTICLE 11

AUCTION PROCESS

Subject to Section 4.3, Sellers and Buyer acknowledge and agree that until the termination of this Agreement in accordance with its terms, Sellers and their respective Affiliates, officers, directors, employees, attorneys, investment bankers, accountants and other agents and representatives shall be permitted to (i) market and solicit offers for the Purchased Assets and Assumed Liabilities and may issue press releases, place advertisements or make other releases or disclosures in connection therewith, (ii) solicit additional qualified bids pursuant to the Auction Procedures and (iii) take any other affirmative action (including entering into any agreement or letter-of-intent with respect thereto) to cause, promote or assist with a successful overbidder transaction. Without limiting the foregoing, Sellers and their respective Affiliates and their respective officers, directors, employees, attorneys, investment bankers, accountants and other agents and representatives shall be permitted to supply information relating to Sellers and the Purchased Assets and Assumed Liabilities to prospective purchasers. Except as expressly set forth in Section 9.3(b), neither Sellers nor any of their respective Affiliates shall have any Liability to Buyer, either under or relating to this Agreement or any applicable Law, by virtue of entering into or seeking Bankruptcy Court approval of such definitive agreement for a successful overbidder transaction pursuant to this Article 11. Sellers and Buyer agree to comply in all material respects with the terms of the Auction Procedures. Sellers agree that they will seek to have included in the Bid Procedures Order a provision that requires any bid to exceed a previously high bid by an amount of not less than three hundred thousand dollars ($300,000).

ARTICLE 12

GENERAL PROVISIONS

12.1 Bankruptcy Court Approval. This Agreement and the Contemplated Transactions are contingent upon the approval and authorization of the Bankruptcy Court.

12.2 Notices. All notices shall be in writing delivered as follows:

(a) If to Buyer, to:

Financière Elitech SAS

12-12bis, rue Jean Jaurès

92800 Puteaux

France

Attn: Pierre Debiais

Facsimile: +33-1-41-45-07-19

E-mail: p.debiais@elitechgroup.com

With copies to:

Jackson Walker L.L.P.

901 Main Street, Suite 6000

Dallas, Texas 75202

United States of America

Attn: L. Scott Brown

Facsimile: +1-214-661-6869

E-mail: sbrown@jw.com

(b) If to Sellers, to:

Nanogen, Inc.

10398 Pacific Center Court

San Diego, California 92121

United States of America

Attn: David Ludvigson

Facsimile: +1-858-410-4949

E-mail: dludvigson@nanogen.com

With copies to:

Morgan, Lewis & Bockius LLP

One Market, Spear Tower

San Francisco, California 94105

United States of America

Attn: Scott D. Karchmer and William A. Myers

Facsimile: +1-415-442-1001

E-mail: skarchmer@morganlewis.com; wmyers@morganlewis.com

and

Ashby & Geddes

500 Delaware Avenue, 8th Floor

Wilmington, Delaware 19801

Attn: Bill Bowden

Facsimile: +1-302-654-2067

E-mail: wbowden@ashby-geddes.com

or to such other address as may have been designated in a prior notice. Notices sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed to have been given two Business Days after being mailed; notices sent by a nationally recognized commercial overnight carrier shall be effective the next Business Day after receipted delivery to such courier specifying overnight delivery; notices sent by facsimile shall be effective upon confirmation of receipt at the number specified above; otherwise, notices shall be deemed to have been given when received at the address specified above (or other address specified in accordance with the foregoing).

12.3 Survival of Representations, Warranties, Covenants and Agreements. All representations and warranties made by Sellers in this Agreement shall terminate on the Closing Date upon the purchase of the Purchased Assets by Buyer except for those in Section 5.1, and Sellers shall have no Liability after the Closing Date for any breach of any representation or warranty except for those in Section 5.1. Except as specifically set forth otherwise in the Agreement, all covenants and agreements of Sellers shall lapse at, and be of no further force and effect following, the Closing.

12.4 Binding Effect. Except as may be otherwise provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, including any trustee, responsible Person, estate administrator, representative or similar Person. Except as otherwise provided in this Agreement, nothing in this Agreement is intended or shall be construed to confer on any Person other than the Parties any rights or benefits under this Agreement.

12.5 Exhibits and Schedules. The Exhibits and Schedules referred to in this Agreement shall be deemed to be an integral part of this Agreement.

12.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document.

12.7 Governing Law; Consent to Jurisdiction and Service of Process; Venue. This Agreement shall be governed by and construed under laws of the State of Delaware, without regard to conflict of laws principles, except to the extent a provision of the Bankruptcy Code is applicable. All judicial proceedings brought against any of the undersigned with respect to this Agreement may be brought in any state or federal court of competent jurisdiction sitting in the State of Delaware, and by execution and delivery of this Agreement, each of the Parties accepts for itself and in connection with its properties, generally and unconditionally, the nonexclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. A copy of any process served shall also be mailed by registered mail to the address set forth in Section 12.2, except that unless otherwise provided by applicable law, any failure to mail such copy shall not affect the validity of service of process. If any person appointed by any Party refuses to accept service, each Party hereby agrees that service upon it by mail shall constitute sufficient notice. Each of the Parties hereby waives any defense based upon improper venue, inconvenient venue or lack of personal jurisdiction.

12.8 Waivers. Compliance with any provision of this Agreement may be waived only by a written instrument specifically referring to this Agreement and signed by the Party waiving compliance. No course of dealing, nor any failure or delay in exercising any right, shall be construed as a waiver, and no single or partial exercise of a right shall preclude any other or further exercise of that or any other right.

12.9 Modification. No supplement, modification or amendment of this Agreement shall be binding unless made in a written instrument that is signed by all of the Parties and that specifically refers to this Agreement.

12.10 Assignment. No assignment by any Party of this Agreement or any right or obligation under this Agreement may be made without the prior written consent of all other Parties, and any assignment attempted without such consent will be void ab initio. Notwithstanding the foregoing, Sellers expressly acknowledge and agree that Buyer may assign and transfer all or any part of its rights in this Agreement upon two (2) Business Days’ prior written notice to one or more majority-owned entities to effectuate the Contemplated Transactions, to BCC, or to any majority-owned entity of BCC; provided, however, that such assignment shall not relieve Buyer from its obligations under this Agreement or the Contemplated Transactions.

12.11 Entire Agreement. This Agreement, the agreements and documents referred to in this Agreement or delivered under this Agreement, and the letter agreement dated as of the Effective Date among the Sellers, Buyer and Portside Growth and Opportunity Fund, as agent for the holders of the Investor Bridge Notes and the 9.75% Convertible Notes, are the exclusive statement of the agreement among the Parties concerning the subject matter of this Agreement.

12.12 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties agree that, in the event of any breach or threatened breach by any Party of any covenant or obligation contained in this Agreement, each Party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. The Parties further agree that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.13 Access to Books and Records. Following the Closing Date, Buyer shall provide Sellers and Sellers’ representatives and successors reasonable access during normal business hours to the books and records of Sellers that are delivered to Buyer at Closing, and to Buyer’s personnel and facilities, to allow Sellers to liquidate their remaining assets and wind up their business affairs.

12.14 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term of this Agreement, the legality, validity, and enforceability of the remaining provisions of this Agreement shall not be affected by such present or future Laws, and in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be legal, valid, and enforceable.

12.15 No Third-Party Rights. Nothing expressed or referred to in this Agreement will be construed to give any Person, including BCC, other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to Section 12.10.

INTENDING TO BE LEGALLY BOUND, the Parties have duly executed and delivered this Agreement as of the date written in the first sentence of this Agreement.

BUYER:

FINANCIERE ELITECH SAS
A French société par actions simplifiée

By:	/s/ Pierre Debiais
Pierre Debiais, President

SELLERS:

NANOGEN, INC.
a Delaware corporation

By:	/s/ David Ludvigson
Name:	David Ludvigson
Title:	President

EPOCH BIOSCIENCES, INC.
a Delaware corporation

By:	/s/ David Ludvigson
Name:	David Ludvigson
Title:	President

NANOTRONICS, INC.
a California corporation

By:	/s/ David Ludvigson
Name:	David Ludvigson
Title:	President